
BREWING HERITAGE
150
Anheuser-Busch
ANNIVERSARY
ST. LOUIS, MISSOURI

TIMELESS VALUES, *Timeless Value*

ANHEUSER-BUSCH COMPANIES, INC ANNUAL REPORT 2001

ANHEUSER-BUSCH Companies

2001 FINANCIAL HIGHLIGHTS

YEAR ENDED DEC. 31 (in millions, except where noted)	2001	2000	% Change
Barrels of beer sold:			
Domestic	**99.5**	98.3	**1.2**
International	**7.7**	7.3	**6.1**
Worldwide A-B brands	**107.2**	105.6	**1.5**
International equity partner brands	**17.2**	15.7	**9.7**
Total brands	**124.4**	121.3	**2.6**
Gross sales	**$14,973.0**	$14,534.2	**3.0**
Excise taxes	**2,061.5**	2,034.8	**1.3**
Net sales	**12,911.5**	12,499.4	**3.3**
Gross profit	**4,961.1**	4,669.5	**6.2**
As a percentage of net sales	**38.4%**	37.4%	**1.0 pts.**
Operating income	**2,723.0**	2,494.7	**9.2**
As a percentage of net sales	**21.1%**	20.0%	**1.1 pts.**
Equity income, net of tax	**240.1**	200.0	**20.1**
Net income	**1,704.5**	1,551.6	**9.9**
Diluted earnings per share	**1.89**	1.69	**11.8**
Operating cash flow before change in working capital	**2,303.8**	2,230.0	**3.3**
Earnings before interest, income taxes, depreciation and amortization (EBITDA) (1)	**3,933.8**	3,621.0	**8.6**
Return on shareholders equity	**41.6%**	38.5%	**3.1 pts.**
Return on capital employed (2)	**16.3%**	15.6%	**0.7 pts.**
Total assets	**$13,862.0**	$13,072.7	**6.0**
Debt	**5,983.9**	5,362.7	**11.6**
Capital expenditures	**1,022.0**	1,074.5	**(4.9)**
Depreciation and amortization	**834.5**	803.5	**3.9**
Common dividends paid	**$ 614.1**	$ 571.0	**7.5**
Per share	**.69**	.63	**9.5**
Total taxes	**3,205.3**	3,086.0	**3.9**
Diluted weighted average shares outstanding	**901.6**	919.7	**(2.0)**
Number of full-time employees	**23,432**	23,725	**(1.2)**
Number of registered common shareholders	**57,347**	58,614	**(2.2)**
Closing stock price	**$ 45.21**	$ 45.50	**(0.6)**

(1) The EBITDA calculation includes Modelo equity income on a pretax basis.

(2) Return on capital employed is computed as net income before after-tax interest expense divided by average net investment. Net investment is defined as total assets less non-debt current liabilities.

INSIDE COVER:

As Anheuser-Busch celebrates its 150th anniversary, we salute the people who have contributed to our success — our dedicated employees; the most professional wholesalers in the industry; the farmers who produce our natural ingredients; the retailers who sell our products; and the consumers who make our brands their first choice. They have all added immeasurably to Anheuser-Busch's rich history, and they will continue to play a key role in our success as we begin our next 150 years.

CONTENTS



ANHEUSER-BUSCH HAS ISSUED this limited-edition collectible coin to commemorate the company's 150th anniversary in 2002. The coin is crafted with 1 ounce of .999 pure silver/24 kt. gold accents. One side features the 150th anniversary logo and the reverse features an image of the Anheuser-Busch Brew House in St. Louis. The coin is numbered along the rim, comes with a certificate of authenticity, and is encased in an airtight capsule in a leatherette box. It is issued in an edition up to 5,150 worldwide with a retail price of $50. The coin may be ordered by calling 1-800-PICK BUD (742-5283). Mention 150th Anniversary Collectible Coin, item N9780, source code C21RPTE. For a chance to win a free coin, complete the contest entry form found elsewhere in this report.

During 2002, Anheuser-Busch will be celebrating a remarkable milestone — 150 years of brewing excellence.

Such longevity didn't happen by chance.

Since 1852, a series of extraordinary leaders have guided this company through days of prosperity — and through days of challenge. Under their careful and diligent direction, and with the hard work and commitment of our employees and wholesaler family, Anheuser-Busch not only survived tremendous challenges that included two world wars, the Great Depression and Prohibition ... it grew to become the world's largest brewer.

My own career with this company has spanned 44 years. And during that time I have come to believe that continuity — in philosophy, in values and in vision — is key to success. Throughout its history, Anheuser-Busch has kept its eyes fixed on the future, looking back only to learn — not to reminisce. And like those who came before us, we believe that the possibilities of tomorrow are far more exciting than the achievements of the past.

That is especially true as we take our first steps into this new century. And our accomplishments in 2001 have laid a strong foundation for success in the coming years.

Consider that earnings per share grew 12% in 2001 — our third consecutive year of solid, double-digit earnings per share growth — while the earnings per share of the S&P 500 declined approximately 17%.

Our return on capital employed also continued to rise, increasing 70 basis points in 2001 and 290 basis points cumulatively over the past three years.

In addition, we have steadily increased our leadership in the domestic beer business, with market share reaching 48.8% in 2001 — 2-1/2 times that of our nearest competitor.


Budweiser
KING OF BEERS
BUD LIGHT
BEER

Finally, while our stock was down slightly in 2001, it significantly outperformed the S&P 500. More importantly, it has outperformed the S&P 500 by a substantial margin over the past one-, three-, five-, 10- and 20-year time periods ending Dec. 31, 2001.

Your company's strong performance in 2001 was driven by a number of factors.

Pricing Leadership

First, pricing in the domestic beer industry has been favorable over the past three years, and Anheuser-Busch's leadership position on pricing has resulted in a 2%-or-more increase in revenue per barrel for 13 consecutive quarters.

In 2001, we achieved a 3% revenue-per-barrel gain, and initial results of our 2002 pricing plan — which we began implementing in October 2001 — continue to be encouraging.

It's important to note that Anheuser-Busch pursues a balanced approach to volume and pricing, emphasizing profit growth over rapid market share gains.

Brand Strength

Strong brands are a second key driver of our solid performance. Anheuser-Busch has the leading brands in all major domestic beer categories as well as the top two brands in the country — Bud Light and Budweiser. In fact, Bud Light — which became the industry's No. 1 light beer in 1994 — is now the No. 1 beer brand in the United States.

In addition to domestic brands, our 50% ownership of Modelo gives us a significant share of profits for Corona — the leading imported brand in the United States.

Backed by powerful marketing and sports properties, our brands maintain a high-profile presence in the marketplace. In addition, with our market share advantage we can achieve the highest share of voice with consumers while maintaining the lowest media cost per barrel. Much of our media attention is focused on the key 21-27 age segment, which is projected to grow by 15% over the next 10 years.

ANHEUSER-BUSCH (BUD)
ANNUALIZED TOTAL RETURN
VS S&P 500 INDEX
(As of year end 2001)

% GAINS
BUD
S&P
30%
20%
10%
0%
-10%
-20%
0.9
-11.8%
13.1%
-1.0%
19.9%
10.7%
14.1%
12.9%
20.5%
15.2%
1 yr
3 yr
5 yr
10 yr
20 yr

In addition to our popular family of beers, we continue to introduce new brands. Our latest product, Bacardi Silver, entered the market in February 2002. Bacardi Silver will compete in the fast-growing and highly profitable flavored alcohol beverage category.

Wholesaler Focus

In an increasingly competitive marketplace, sales focus is critical — and this is a third significant competitive advantage that drives your company's strong, dependable performance.

Exclusive wholesalers now sell 62% of our volume. Because they handle only Anheuser-Busch products, these wholesalers are 100% focused on and committed to our brands. As competitive wholesalers consolidate, diluting their focus because they handle multiple brands from multiple brewers, we continue to hone our focus and increase our service level to retailers. The result is enhanced performance.

Commitment To Quality

For a century and a half, Anheuser-Busch's unwavering commitment to quality has played a key role in our success. We continue to use old-world brewing methods and the finest, all-natural ingredients, which result in products with exceptional taste and drinkability. For our customers, the name Anheuser-Busch is synonymous with quality, taste and drinkability. They expect the best — and we produce the finest beers, glass after glass, year after year. The commitment and ability to consistently deliver a high-quality product have contributed significantly to our success for the past 150 years — and will be equally important in the next 150 years.

Brewery Productivity

While time-honored brewing methods are fundamental to your company, we continue to look for ways to enhance our operating earnings. Major modernizations at our Columbus and Baldwinsville breweries, along with an expansion at our Fort Collins facility, are good examples of our efforts to take costs out of the system and heighten productivity. In addition, we recently reorganized the management structure in our beer production operation. This move is designed to streamline that part of our company and enhance productivity, and we are already seeing positive results.

International Beer

We also have a good story to tell on the international front.

In 2001, net income from our international segment increased 25%, and it has quadrupled over the past four years. In addition, in each of the past five years this segment has contributed 20% or more to our earnings growth.

As we've said before, expansion to every corner of the globe is not our goal. Rather, our approach is to focus on areas of the world that offer significant profit potential. In pursuit of this goal, we follow two strategies.

First, we seek investments with leading brewers in high-potential-growth and high-margin markets.

A good example of this strategy in action is our investment in Grupo Modelo, the largest brewer in Mexico. Modelo produces Corona — the No. 1 imported brand in the United States and the No. 1 brand in Mexico. Despite weakening economies in both Mexico and the United States, Modelo had a good year and drove a 20% increase in Anheuser-Busch's equity income.

We also continue to look for other opportunities in Latin America. This region is attractive because it has relatively low per-capita rates of beer consumption; favorable demographics, with a large portion of the population in the 21-27-year-old category; emerging market economies with good growth potential; and favorable perceptions of U.S. brands.



Our investment in Compañía Cervecerías Unidas S.A. (CCU), the leading brewer in Chile with a 90% market share, seeks to take advantage of these positive Latin American market trends. Our relationship with CCU began with an initial investment in the Argentine subsidiary of CCU in 1996. In early 2001, we expanded our relationship by purchasing a 20% stake in the CCU parent company in Chile.

With our Modelo and CCU investments, your company is well-positioned in the Latin American beer market.

Our second international strategy is to build Budweiser into a leading international premium beer brand. Budweiser is sold in approximately 80 countries, and total international sales of Anheuser-Busch brands exceed 7 million barrels annually. Volume growth from the sale of our brands internationally was 6% in 2001, and profits from our international beer operations increased 76%.



Solid performances in China, Canada and Ireland contributed to these excellent results.

China, the second-largest global beer market, is the most exciting international growth market for Budweiser. We have invested in high-quality



marketing programs, hired our own dedicated sales force, and developed a network of independent Budweiser wholesalers in 40 cities. Volume increased 17% in 2001, and we achieved profitability for the first time since entering the market in 1995.

In Canada, volume increased 10% and profits were up 28% for the year. Budweiser is the No. 2 brand in Canada. Bud Light is also growing rapidly.

In Ireland, Budweiser has been brewed and marketed in association with Guinness Ireland Ltd., since 1986. Ireland is one of the leading international beer markets and the fourth-largest foreign beer market for Budweiser. Sales rose more than 4% in 2001, and Budweiser remains the second most-popular beer in Ireland.

We expect the international market to grow in importance, and we will seek profitable opportunities and will make prudent investments.

Packaging Operations

Our Packaging Group supports the beer company's ability to manage the cost and quality of its packaging materials.

In 2001, we opened a glass plant in Houston that is providing 60% of our Houston brewery's bottle needs — which represents 8% of our beer company's needs. This plant, which is located only two miles from our brewery, will significantly reduce transportation costs to the company.

With startup costs behind us and a full year of operations ahead for this plant in 2002, we expect to see increased profits from our Packaging Group.

Entertainment Operations

Our entertainment subsidiary complements our beer business by offering a positive setting in which to showcase Anheuser-Busch products; promote our corporate image; and highlight our social responsibility, corporate citizenship and conservation initiatives.

Despite the tragic events of Sept. 11 and the subsequent decline in tourism, our entertainment operations had a good year in 2001.

Park attendance topped 20 million, an increase of 6%. Profits also increased 14% in addition to the gain from the sale of the SeaWorld Cleveland park, which we sold in February 2001 to Six Flags for $110 million. This park was the smallest and least profitable in our system, and the sale was consistent with our objectives of increasing cash flow and return on invested capital for our entertainment business.



Discovery Cove — our innovative, reservations-only park in Orlando — completed its first full year and continues to exceed our expectations.

Finally, in the wake of the Sept. 11 tragedy, Busch Entertainment honored America's police officers, firefighters, emergency medical workers and military personnel by hosting them and their families free of charge through the end of 2001 at all of our parks.

A Legacy Of Responsibility

The "thank-you" extended by our parks to rescue workers was only one of the many ways in which Anheuser-Busch responded following Sept. 11.

Within days of the attacks, your company replaced beer ads on more than 250 outdoor billboards and stadium signs with an image of the U.S. flag. In addition, the company's more than 600 wholesalers and the Anheuser-Busch Foundation together donated $8.4 million to various disaster relief efforts. We also provided nearly 10,000 cases of drinking water and more than 40,000 cases of our 180 energy drink to rescue workers.

That kind of response is in keeping with our longtime corporate philosophy of supporting the communities in which we do business. Over the past decade, Anheuser-Busch and its charitable foundation have donated more than $300 million to thousands of organizations that support education, health care, the arts, cultural enrichment, social services and environmental conservation.

In addition, we've invested more than $375 million in efforts designed to fight drunk driving and underage drinking and to promote responsible consumption. In 2002 we will fund programs at several universities across the country, which will help educate students of legal drinking age that most of their peers who choose to drink, in fact, do so responsibly. Positive reinforcement of this message encourages students to emulate this responsible behavior.

As a result of our commitment to be a responsible corporate citizen, we've been making friends for 150 years. Not only is this the right thing to do — it's also good business. When we invest in communities, we enhance the image and reputation of our company, increase awareness of our brands, and build loyalty among our customers. All of which creates value for you, our shareholders.

The Next 150 Years

As we look to the future, we do so from a position of strength and with a clear sense of corporate priorities. We are keenly focused on achieving dependable double-digit earnings per share growth and generating superior returns for our shareholders.

Through changing times and challenges, your company has consistently delivered value to its shareholders. And it has done so by holding fast to the timeless values that have made this company great. Quality. Integrity. Innovation. Communication. Responsibility. Making friends. These values have served us well for 150 years. And they will continue to serve us well as we focus on the future.

August A. Busch III
Chairman of the Board and President
February 6, 2002


KING OF BEERS
AFRICA
AMERICA

TIMELESS VALUES, *Timeless Value*

A balanced mix of volume and revenue per barrel increases led Anheuser-Busch's domestic beer operations division to its third consecutive year of strong growth.

Anheuser-Busch's U.S. volume for domestic sales rose 1.2% to 99.5 million barrels, compared with industry growth of 0.5%. Combined with beer produced in the United States for export, Anheuser-Busch's total U.S. production volume surpassed 100 million barrels for the first time.



Domestic market share rose to 48.8% and net income from beer operations increased to $1.9 billion.

Anheuser-Busch's pricing actions in 2001 varied by brand and package, effectively combining price increases with discount reductions to address local market conditions. The combination of revenue growth and cost control resulted in a 7.5% increase in pretax profits for domestic beer operations in 2001.


ANHEUSER-BUSCH
NET INCOME FROM
BEER OPERATIONS
IN BILLIONS
$2.0
$1.5
$1.0
$.5
0
$1.7
$1.9
2000
2001
2001 U.S.
MARKET SHARE*
Coors
11.0%
Other
20.9%
Anheuser-
Busch
48.8%
Miller
19.3%
*Includes Exports

Another contributor to industry profitability is the continued trend of U.S. consumers trading up to higher-priced, higher-margin premium and import brands. Anheuser-Busch is well-positioned to capitalize on this trend. Budweiser and Bud Light are far and away the leading brands in the premium and premium-light categories. In the import category, Anheuser-Busch owns 50% of Modelo, maker of Corona, the leading import brand in the United States

Anheuser-Busch Beer Operations Chronology

- 1852 Bavarian Brewery, forerunner of Anheuser-Busch, opens in St. Louis
- 1860 Brewery renamed E. Anheuser Bavarian Brewery
- 1876 Budweiser introduced
- 1879 Company renamed Anheuser-Busch Brewing Association
- 1901 Annual production reaches 1 million barrels
- 1940 St. Louis brewery becomes world's largest



- 1957 Anheuser-Busch becomes U.S. market-share leader, a position it has held ever since
- 1981 Anheuser-Busch International, Inc., established as a subsidiary
- 1982 Bud Light introduced nationally
- 2001 Annual U.S. production reaches 100 million barrels

Meanwhile, net income from the international beer segment, led by a $240 million contribution primarily from Anheuser-Busch's 50% ownership of Grupo Modelo, rose 25% to $276.1 million.

Anheuser-Busch has established a strong international presence by investing in leading brewers in high-potential-growth markets — one part of a two-pronged international strategy. In Mexico, the world's third-largest beer market in terms of profits, Modelo has a 56% share. In South America, Anheuser-Busch owns 20% of Compañía Cervecerías Unidas SA-Chile (CCU) and has 28.6% of CCU-Argentina through direct and indirect ownership.


Budweiser
8
Remington
Snap-on
GOODYEAR
EAGLE
3M
SPICER
Bowman
JESEL
INFOGRAMES
WIX

The other part of Anheuser-Busch's international strategy is to build Budweiser into a leading premium brand. In China, Budweiser's volume rose 17% and Anheuser-Busch's Chinese operations were profitable for the first time. Budweiser also showed strong gains in Ireland, where it is that country's best-selling lager. In Canada, where Budweiser is the second best-selling beer, sales rose 10%. Budweiser reversed a negative sales trend in the United Kingdom, where sales increased slightly.

Looking ahead, Anheuser-Busch has laid the groundwork for accelerating growth that will capitalize on favorable domestic industry fundamentals and emerging international markets:

• As the maker of the No. 1 imported beer in the United States and the market-share leader in Mexico, Modelo will continue to contribute strong profits to Anheuser-Busch's bottom line.

• Anheuser-Busch's distribution and marketing are without peers. More than 62% of Anheuser-Busch's U.S. volume is distributed by wholesalers who devote all of their efforts to selling Anheuser-Busch brands exclusively, unlike competitors, who often share distributors. Anheuser-Busch uses secure Internet and satellite television communications with wholesalers to respond to market needs instantly. Anheuser-Busch promotes its brands through extensive sponsorship of the world's premier events, such as the 2002 World Cup and Winter Olympics. And Anheuser-Busch keeps its products at the forefront of consumer awareness with memorable advertising campaigns such as "Whassup?!" and "How you doin'?."

• Anheuser-Busch has expanded its domestic capacity to well over 100 million barrels through cost-efficient expansions and increased production at existing breweries, rather than building new breweries.

• Anheuser-Busch's network of 12 breweries located throughout the United States enables delivery of the freshest beer possible to consumers.

• Anheuser-Busch's brand portfolio is the leader in all major domestic price segments. And Anheuser-Busch produces the world's No. 1 and No. 2 best-selling beers, Budweiser and Bud Light.

FOR THE FIRST TIME, Anheuser-Busch's U.S. operations shipped more than 100 million barrels of beer for domestic sales and export in 2001 … a far cry from the startup of a small brewery in St. Louis in 1852 that would eventually become Anheuser-Busch, the world's largest brewer. In 1852, the brewery produced an estimated 50 barrels.

From Zero To 100 Million: Anheuser-Busch U.S. Production


BARRELS
100,000,000
75,000,000
50,000,000
25,000,000
10,000,000
5,000,000
1,000,000
1852 1860 1870 1880 1890 1900 1910 1920* 1930* 1940 1950 1960 1970 1980 1990 2001

YEAR	BARRELS
1852	50
1860	3,200
1870	18,000
1880	141,000
1890	702,000
1900	940,000
1910	1.5 million
1920	0*
1930	0*
1940	2.5 million
1950	4.9 milion
1960	8.5 million
1970	22.2 million
1980	50.2 million
1990	86.5 million
2001	100 million

Annual production in barrels. One barrel of beer is equivalent to 31 gallons.
*Prohibition in United States; no beer production permitted by law.

Favorable Industry Fundamentals

Demographics


DOMESTIC BEER INDUSTRY
VOLUME INCREASES
2.0%
1.0%
0.0%
0.7%
0.9%
1.8%
0.8%
0.5%
1997
1998
1999
2000
2001

THE DOMESTIC INDUSTRY has experienced growth of about 1% per year over the past three years after a decade of relatively flat sales volume. Improving demographics, led by an increase in the number of adults ages 21-27, is a key factor in this growth. Beer industry sales have mirrored the growth and decline in this age group. The number of 21-27 year-olds is expected to increase by 15% over the next 10 years, supporting an industry growth forecast of approximately 1% to 1.5% annually over the next 10 years.

Pricing

ANOTHER FAVORABLE BEER industry fundamental is a strong pricing environment. Consumers are continuing to trade up to premium-and-above-priced products, demonstrating that beer's price-value relationship is strong. Over the past three years, Anheuser-Busch has successfully led price increases that have been followed by our domestic competitors. The resulting price-to-consumer increases have been roughly equal to the general rate of inflation, maintaining beer's affordability. Price increases have helped Anheuser-Busch's revenue per barrel to rise in the 2.5% to 3% range in each of the past three years. This is important for shareholder value because price increases have approximately twice the impact on earnings per share as a similar increase in volume.


ANHEUSER-BUSCH
REVENUE PER BARREL
INCREASES
3%
2.5%
2%
1.5%
0
2.7%
2.5%
3.0%
1999
2000
2001

Anheuser-Busch's Competitive Advantages
Market Leadership

ANHEUSER-BUSCH'S BRANDS are the leaders in all major domestic price segments in the United States, which is far and away the most profitable beer market in the world. The United States is 3.5 times as profitable as the world's next-most-profitable beer market.


BUD LIGHT
BEER
BUSCH
BEER
Born of Natural Ingredients
Smooth, Refreshing Beer
BUSCH LIGHT

ANHEUSER-BUSCH SHARES in the growing U.S. import category through Anheuser-Busch's 50% ownership of Grupo Modelo. Modelo produces Corona, the leading brand in the import segment.


GRUPO MODELO S.A. DE C.V.
MEXICO

Pulling Away From The Pack: U.S. Market Leadership, 1980-2001

ANHEUSER-BUSCH HAS steadily widened its U.S. market share lead over its nearest competitors. The photo shows a delivery in 1957 — the year that Anheuser-Busch became the U.S. market-share leader. Anheuser-Busch has been No. 1 ever since.


Budweiser


U.S. MARKET SHARE*
50%
40%
30%
20%
10%
0%
Anheuser-Busch 48.8%
Miller 19.3%
Coors 11.0%
'80 '82 '84 '86 '88 '90 '92 '94 '96 '98 '01

* Estimated data

Anheuser-Busch's Competitive Advantages

Production And Distribution

ANHEUSER-BUSCH'S COMPETITIVE ADVANTAGES extend from production to delivery. Anheuser-Busch's network of 12 breweries located throughout the United States minimizes delivery time and costs, using an unmatched system of more than 600 wholesalers who distribute Anheuser-Busch's brands. Sixty-two percent of Anheuser-Busch's volume is distributed by wholesalers who focus solely on selling Anheuser-Busch beer — a percentage that is far higher than any of our competitors.



ANHEUSER-BUSCH'S FIRST PRIORITY for the use of cash flow is to reinvest in its core businesses to enhance profit growth. Investments in brewery modernization, combined with a focus on improved asset utilization, have reduced costs by more than $300 million over the past five years. In 2001, brewery cost reductions and transportation savings totaled $77 million.


DOMESTIC BEER COMPANY
CAPITAL EXPENDITURES
$1,000
$800
$600
$400
$0
(IN MILLIONS)
1997
1998
1999
2000
2001

Quality

AN UNYIELDING COMMITMENT TO QUALITY is a hallmark of Anheuser-Busch. Starting with only the best ingredients, Anheuser-Busch builds quality into each step of the brewing process. All Anheuser-Busch beers are brewed naturally, with no artificial ingredients, additives or preservatives. Anheuser-Busch uses longer fermentation periods than most other brewers, and Anheuser-Busch is the only U.S. brewer that uses beechwood aging — a process that uses beechwood chips during a second fermentation and aging process known as lagering that takes three weeks or longer.



Exceptional Marketing

MARKETING THAT IS UNMATCHED IN THE BEER INDUSTRY supports Anheuser-Busch's brands. Anheuser-Busch spends more on advertising than other brewers, but also enjoys the lowest media cost per barrel because of Anheuser-Busch's market-share advantage. Ad dollars are spent wisely on memorable campaigns such as the Bud Light spot "Satin Sheets" (right), which was rated No. 1 during Super Bowl XXXVI — the fourth consecutive year that Anheuser-Busch had the Super Bowl's top-ranked commercial. Extensive sponsorships of events and personalities are targeted at adult consumers. In 2002, Budweiser is the official beer of the World Cup and the Winter Olympics, while Bud Light sponsors Tim McGraw. Anheuser-Busch brands also sponsor the Ladies Professional Golf Association, Major League Baseball, Major League Soccer, NASCAR, the National Basketball Association, the National Football League, the National Hockey League, the Professional Golf Association and the Women's National Basketball Association.



SALT LAKE 2002


BUD LIGHT
TIM McGRAW

ANHEUSER-BUSCH, INC., AND BACARDÍ USA introduced Bacardi Silver in the fast-growing flavored alcohol beverage category in February 2002. Made with the flavors of genuine Bacardi rum and citrus, Bacardi Silver is a high-quality, flavored malt beverage that is produced, marketed and distributed exclusively by Anheuser-Busch.


BACARDI
SILVER

Memorable Marketing: Ad Campaigns Through The Years

ANHEUSER-BUSCH HAS LAUNCHED some of the nation's most popular catch phrases since becoming the first brewer to sponsor a national television show in 1950. Introduced in 1957, the "Pick-a-Pair" campaign became one of the largest and most heavily advertised in the food and beverage industries. It integrated sales, advertising and merchandising into one unified push, encouraging consumers to buy two six-packs instead of one. The equally popular "This Bud's for You" campaign debuted in 1979. Other popular campaigns include the croaked "Bud-weis-er," the over-exuberant "I love you, man!" and the tongue-wagging "Whassup?!"


Smart way to buy Bud...
Pick a Pair
TO THE GUYS WHO TAKE ALL THE HEAT FOR US...
THIS BUD'S FOR YOU.

International Growth: Mexico



MEXICO IS THE WORLD'S SEVENTH-LARGEST BEER MARKET by volume and third-largest based on profits. Anheuser-Busch is well-positioned to capitalize on this market through its partnership with Grupo Modelo. Anheuser-Busch owns 50% of Modelo, the leading brewer in Mexico with a 56% share. Anheuser-Busch's equity income, primarily from Modelo, rose to $240 million in 2001. The outlook continues to be favorable, not only because of Modelo's leadership position in Mexico, but because its flagship brand, Corona, is the No. 1 import in the United States. Anheuser-Busch also participates in the Mexican market through sales of Budweiser.

GRUPO MODELO S.A. DE C.V. -MEXICO-

Corona Extra

INDUSTRY FORECAST: MEXICO* VOLUME

Year	Millions of Barrels
2001	52.2
2006	63.0

*Estimates from Canadean, a firm that analyzes global beverage volumes

International Growth: Rest Of Americas



ANHEUSER-BUSCH'S PROFITS ROSE 28% and volume increased 10% in Canada during 2001. Through a licensing and sales agreement with Labatt, Anheuser-Busch has built Budweiser into the No. 2 beer in Canada. Bud Light's volume rose 27% in the small but growing Canadian light-beer market.


INDUSTRY FORECAST:
REST OF AMERICAS*
VOLUME
MILLIONS OF BARRELS
300
250
200
150
0
240.8
277.6
2001
2006

***Does not include United States. Estimates from Canadean, a firm that analyzes global beverage volumes**



FAVORABLE DEMOGRAPHICS, emerging economies with good growth potential, and relatively low but increasing per-capita consumption make Latin America an attractive market for Anheuser-Busch. Anheuser-Busch has strengthened its position in Latin America by purchasing 20% of Compañía Cerceverías Unidas (CCU), which operates principally in Chile and Argentina.




Budweiser
Budweiser
KING OF BEERS

International Growth: Western Europe

THE UNITED KINGDOM is Anheuser-Busch's second-largest volume market outside of the United States. After several years of decline, Budweiser rebounded in 2001. Budweiser, which is produced at Budweiser Stag Brewing Co., Ltd., an Anheuser-Busch-operated brewery in London, is the No. 1 premium packaged lager on premise, where 68% of all beer in the United Kingdom is sold.

In Ireland, Anheuser-Busch has a license agreement that includes local Budweiser brewing and joint marketing with Guinness Ireland Ltd. Budweiser leads the Irish lager category with a 34% share. Budweiser sales increased 4.4% in 2001.


INDUSTRY FORECAST:
WESTERN EUROPE*
VOLUME
MILLIONS OF BARRELS
300
200
100
0
297.0
290.6
2001
2006
Budweiser

*Estimates from Canadean, a firm that analyzes global beverage volumes

IN ITALY, Anheuser-Busch has a license and joint marketing agreement with S.P.A. Birra Peroni Industriale. In Spain, Anheuser-Busch and Sociedad Anonima Damm entered into a new license and joint marketing agreement.



International Growth: China

IN CHINA, the world's second-largest beer market, Anheuser-Busch's operations became profitable for the first time, thanks to a volume increase of 17% in 2001. Anheuser-Busch owns 97% of a brewery in Wuhan, China, and has invested in that facility to produce Budweiser to the same high standards of quality that exist in all other Anheuser-Busch breweries. Anheuser-Busch has also established extensive image marketing programs, a dedicated sales force and a network of independent Budweiser wholesalers in 40 cities. The map above shows parts of Asia where Anheuser-Busch has brewing operations or local brewing agreements.


INDUSTRY FORECAST: ASIA*
VOLUME
MILLIONS OF BARRELS
500
400
300
200
100
0
380.8
466.8
2001
2006

*Estimates from Canadean, a firm that analyzes global beverage volumes


Budweiser

ANHEUSER-BUSCH BREWS BUDWEISER LOCALLY in Japan, South Korea and the Philippines. Anheuser-Busch has license, local-brewing and joint-marketing agreements with Kirin Brewing Company, Ltd., in Japan; Oriental Brewing Company, Ltd., in South Korea; and Asia Brewery, Inc., in the Philippines.


오비맥주
Oriental Brewery

 ASIA BREWERY INCORPORATED

PREMIUM QUALITY SINCE 1888
KIRIN BREWERY


Budweiser
BUD LIGHT
BUD LIGHT

TIMELESS VALUES, *Timeless Value*

The Packaging Group's mission is to provide a secure supply of high-quality, low-cost packaging containers and help control the cost of goods sold for Anheuser-Busch's beer operations.

Already a source of 60% of the cans and 80% of the lids used by Anheuser-Busch, the Packaging Group added another dimension to its support by beginning production of bottles at Longhorn Glass, a plant that reopened in Houston in 2001. The facility was closed by Anchor Glass in 1997 and acquired by the Packaging Group in 2000.


BUD
LIGHT

The Packaging Group's pretax profits were $107 million, an increase of $20 million over the year 2000.


MICHELOB
Light
MICHELOB
Lager

Longhorn Glass is one of four business units within the Packaging Group. The others are Anheuser-Busch Recycling Corporation (A-BRC), Metal Container Corporation (MCC) and Precision Printing and Packaging, Inc. (PPPI).

- MCC produces cans and lids at 11 plants in the United States. Customers are Anheuser-Busch, Pepsi, Coca-Cola and Grupo Modelo.
- A-BRC recycles used beverage cans, which are converted into sheet aluminum for manufacturing new cans. A-BRC recycled more than 100% of the cans sold domestically by the beer company in 2001.
- PPPI produced 23.9 billion labels for Anheuser-Busch and other customers at its facility in Clarksville, Tenn.

The Packaging Group's overall earnings performance is expected to improve in 2002 through improved margins and the first full year of production for Longhorn Glass.

Packaging Group Chronology

1973 Metal Container Corporation formed
1978 Anheuser-Busch Recycling Corporation formed



1980 Precision Printing and Packaging, Inc., opens in Clarksville, Tenn.
2001 Longhorn Glass opens in Houston



TIMELESS VALUES, *Timeless Value*

Busch Entertainment Corporation (BEC) reported excellent results in 2001, despite a slowdown in tourism following the terrorist attacks of Sept. 11.

BEC successfully carried out its three-pronged mission of generating solid financial returns, supporting Anheuser-Busch's beer brands, and enhancing Anheuser-Busch's image. Attendance at BEC's nine parks, all located in the United States, rose 6% compared with 2000, contributing to strong profit results. Many adult guests enjoyed the opportunity to sample Anheuser-Busch products at in-park hospitality centers, at newly developed food festivals such as "Bud 'N Barbeque," or at park restaurants. BEC also contributed to Anheuser-Busch's reputation as a leader in conservation and the environment through important work in research, education and the preservation of threatened or endangered species.



Busch Entertainment's pretax profits were $131 million, excluding the impact of SeaWorld Cleveland operating results and related gain on sale of the park, an increase of 14% over 2000.

Innovative attractions and marketing accounted for much of BEC's success. First and foremost is Discovery Cove in Orlando, Fla. Discovery Cove is the only park of its kind offering interaction with marine life. Attendance is limited to allow for an exclusive, uncrowded experience. Admission is by reservation only, sold primarily through a dedicated phone reservation system as well as an advanced on-line reservation system. 2001 marked the first full year of Discovery Cove operation; it was sold out for most of the year.

Innovative ticketing programs also helped lift attendance at BEC's parks. A "tiered passport program," available at all BEC parks, offers several levels of annual or season

Busch Entertainment Chronology

1959 Busch Gardens Tampa Bay opens in Tampa, Fla.
1975 Busch Gardens Williamsburg opens in Williamsburg, Va.
1980 Sesame Place opens in Langhorne, Pa.



1980 Adventure Island opens in Tampa, Fla.
1989 Anheuser-Busch purchases SeaWorld
1992 Water Country USA acquired in Williamsburg, Va.
2000 Discovery Cove opens in Orlando, Fla.

passes at a range of prices and includes extra features such as free parking, discounts on in-park merchandise and food, and special events. Another BEC innovation is "EZ Pay," which allows guests the option of spreading the cost of an annual or season pass over monthly credit-card charges rather than a one-time fee. Finally, BEC tickets purchased on-line can be downloaded and printed from a home computer. These "e-tickets" are bar-coded for use at the parks' entry gates, allowing guests to bypass ticket booths and gain direct access to the park.



In addition to boosting sales with creative marketing, BEC also is expanding entertainment offerings at low capital costs. New shows, such as "Viva!" at SeaWorld San Antonio and "Cirque de la Mer" at SeaWorld San Diego, opened in 2001. These shows feature a colorful variety of professional acrobats, aerialists, synchronized swimmers, and — in the case of "Viva!" — some performers from the sea: dolphins and beluga whales.

At European-themed Busch Gardens Williamsburg, BEC turned an existing area of the park into "Ireland," a village that features Irish restaurants, shops and entertainment. At Busch Gardens Tampa Bay, BEC introduced "Rhino Rally," an off-road safari with up-close animal encounters that ends with a raging river thrill ride.

Whales, dolphins and other animal life were in BEC's spotlight for far different reasons during 2001. In September, SeaWorld San Diego welcomed the world's first killer-whale calf conceived through artificial insemination. The birth underlined the many efforts that make BEC a world leader in wildlife conservation and education. BEC rescues, rehabilitates and returns hundreds of animals to the wild each year and conducts award-winning educational courses on-site, in schools across the nation and through television and the Internet. For example, in 2001 more than 30,000 people attended wildlife and conservation camps at BEC parks.



DISCOVERY COVE, an innovative concept in theme parks that allows guests to swim with marine life, was sold out for most of the year.



The true badges of courage.


FIREFIGHTER
FIRE DEPARTMENT
U.S.A.
POLICE
OFFICER
PARAMEDIC
E.M.T.
RESCUE

To the remarkable firefighters, police officers and EMS professionals who put their lives on the line each and every day, the employees and families of Anheuser-Busch Companies, our beer wholesalers and Busch Entertainment Corporation send our gratitude. And an invitation to be our honored guest.

Simply show your identification anytime you visit SeaWorld® in Orlando, San Antonio or San Diego; Busch Gardens® in Tampa Bay or Williamsburg; and Sesame Place® in Philadelphia now through December 31, 2001, and you'll receive unlimited complimentary admission for yourself. In addition, your immediate family will receive complimentary admission on your first visit.*

We hope, in some small way, this begins to send the multitude of thanks that all of us owe you.


SeaWorld.
ADVENTURE PARKS

Orlando, San Antonio & San Diego


BUSCH GARDENS.

Tampa Bay & Williamsburg


SESAME PLACE

Philadelphia

Please visit seaworld.com, buschgardens.com or sesameplace.com for more information.

BUSCH ENTERTAINMENT HONORED America's police officers, firefighters, emergency medical workers and members of the armed forces, National Guard and Reserves following the Sept. 11 terrorist attacks with complimentary admission to the company's theme parks. During the fourth quarter, these American heroes and their loved ones were invited to visit Anheuser-Busch's SeaWorld, Busch Gardens and Sesame Place parks. Almost 700,000 heroes and their family members shared time in these parks.


SeaWorld
YOUR PASSPORT TO DISCOVERY!
BUSCH GARDENS.
WATER COUNTRY USA
GOLD PASSPORT
YOUR PASSPORT TO ADVENTURE!
BUSCH GARDENS. SeaWorld
SILVER PASSPORT
BUSCH GARDENS. SeaWorld
BRONZE PASSPORT

NEW ATTRACTIONS at BEC parks include Ireland (and its Irish dancers), Busch Gardens Williamsburg; Rhino Rally, Busch Gardens Tampa Bay; and shows such as "Viva!" at SeaWorld San Antonio and "Cirque de la Mer" at SeaWorld San Diego.

INNOVATIVE MARKETING helped drive a 6% attendance increase at BEC parks in 2001. Different levels of annual or season passes provided extra features such as free parking and in-park discounts. "EZ Pay" spreads the cost of an annual or season pass over monthly credit-card charges rather than a one-time fee.



SEAWORLD SAN DIEGO made headlines in September with the birth of the first killer-whale calf conceived through artificial insemination.



BEC IS A WORLD LEADER in rescuing, rehabilitating and returning animals to the wild. In 2001, BEC rescued 782 animals, bringing the total to almost 6,000 since 1995.



EACH YEAR, BEC produces award-winning educational programs in its parks and on television and the Internet. For example, BEC offers camps covering a wide range of subjects, such as animal care, snorkeling and canoeing. More than 30,000 people attended BEC camps in 2001.

TIMELESS VALUES:

A tour through the past, present and future of Anheuser-Busch



A favorite stop for visitors to St. Louis is a free tour of Anheuser-Busch's world headquarters.

Guides describe Anheuser-Busch's global operations to thousands of people each year while escorting them on tours of the complex. Visitors learn that Anheuser-Busch is the world's largest brewer, as well as a leader in the theme park and packaging industries.

But it hasn't always been that way. Anheuser-Busch traces its roots back a century and a half to the founding of a small local brewery built where the present brewery stands today. We'd like to take you on a tour through those 150 years, a history that is rich in the timeless values of quality, tradition and innovation.




ANHEUSER
BUSCH

EBERHARD ANHEUSER

ADOLPHUS BUSCH

Eberhard Anheuser

Lilly Busch

Adolphus Busch

BAVARIAN BREWERY E. ANHEUSER & CO.

ST. LOUIS

BOTTLING FOR EXPORT A SPECIALTY.

1850-1900

THE FIRST STOP ON OUR HISTORICAL TOUR is the 1850s. A nation of restless Americans was pushing westward, seeking gold, farmland or pastures. A popular stopping point for America's westward-bound pioneers was St. Louis, the biggest river town north of New Orleans on the nation's biggest river. Boats navigated the tricky currents of the Mississippi, carrying cotton from the South, produce from surrounding states, and immigrants from just about everywhere.

One of those immigrants was an 18-year-old German, Adolphus Busch. He arrived in 1857 from Hamburg, by way of New Orleans, and found a job as a clerk on the St. Louis riverfront. Two years later, Adolphus used an inheritance to form a partnership in the brewery supply business. One of his customers was an entrepreneur named Eberhard Anheuser.

Eberhard had arrived in St. Louis in 1857 after living in Cincinnati for 15 years. In 1860, he invested in the Bavarian Brewery, a small St. Louis business founded in 1852 that had gone bankrupt. Eberhard and his partner renamed the brewery the E. Anheuser & Co. Bavarian Brewery.

Despite new ownership, the brewery struggled. Competing with scores of other small brewers in St. Louis, it stalled after growing to annual production of 6,000 barrels in 1863. Eberhard, who knew little about the beer business, sought help.

He didn't have to look far. By then, Adolphus Busch was Eberhard's son-in-law. On March 7, 1861, Adolphus married Eberhard's daughter, Lilly. In fact, it was a double ceremony: Adolphus' brother, Ulrich, married Lilly's sister, Anna.

Adolphus joined E. Anheuser & Co. as a salesman in 1864. To better help his father-in-law, he traveled to Europe to study the brewing business and learn new techniques. In 1869, he sold his interest in the supply business and bought out Eberhard's partner. From that day on, brewing would be the life's work of Adolphus Busch.

Adolphus Busch

While Adolphus Busch and Eberhard Anheuser were learning the beer business, profound changes were under way in the United States. Factories flourished in the northern half of the country, enabling the North to feed, clothe and arm almost 3 million troops during the

Anheuser-Busch Chronology (1850-1900)

1852 Bavarian Brewery established in St. Louis
1857 Adolphus Busch, a German immigrant, arrives in St. Louis
1860 Eberhard Anheuser acquires Bavarian Brewery



1861 Adolphus Busch marries Eberhard Anheuser's daughter, Lilly
1864 Adolphus Busch begins working at his father-in-law's brewery
1869 Adolphus Busch purchases partnership in Bavarian Brewery

Civil War. Meanwhile, both North and South found that railroads were ideal for quickly moving troops and supplies throughout the eastern half of the country.

At the same time, 20,000 laborers were constructing a single rail line that would reach California. By mid-1869, it was possible to ride clear across the country on that first transcontinental railroad. During the next two decades, almost 110,000 miles of track were added to the nation's rail system and a half-dozen more transcontinental lines were completed.

Adolphus Busch saw the possibilities.

For the first time, it was feasible to run a truly national business in the United States.

No longer restricted to slow-moving horsedrawn wagons on poor roads, riverboats that could reach only a handful of major cities, or the long, treacherous passage by ship around South America to California, a company could move goods quickly to just about anywhere by rail.



And those goods could be produced in large quantities, thanks to the Industrial Revolution.

For brewers, though, there remained a huge problem. Beer spoiled quickly. Too quickly even to permit it to be transported by rail.

But conventional wisdom did not restrict the thinking of Adolphus Busch.

During his travels in Europe, Adolphus learned about pasteurization, which used heat to neutralize active organisms in beverages. He included pasteurization in the brewing process at the St. Louis brewery, a first for an American brewer. The result: His beer became a stable product with a significantly extended life — not the few days that passed before unpasteurized beer spoiled.

Product stability made it practical to bottle beer. That allowed Adolphus to capitalize on industrialization to mass-produce bottles of beer by the millions and to open a new market: bottled beer for home consumption.

Artificial refrigeration, introduced in the 1880s, permitted Adolphus to break free of the limitations placed on his St. Louis brewery by its small caves, where beer was naturally refrigerated during its 3-4 months of lagering before it was ready for packaging and shipping. Adolphus was the first brewer to use artificial refrigeration extensively in stock houses built above ground, in refrigerated rail cars, and in ice houses he placed along rail lines to store beer during shipment.

Thanks to pasteurization, artificial refrigeration, refrigerated railcars and America's new network of railroads, Adolphus now had the means, combined with his imagination and courage, to become America's first national brewer.

In 1876, E. Anheuser & Co. introduced a light-colored lager with a drinkability and taste that would appeal to the masses, and which was brewed from only the highest-quality ingredients.

It was called Budweiser, and it became America's first national beer brand.

Adolphus, who became president in 1880 following the death of Eberhard Anheuser, marketed Budweiser as no beer had ever been marketed before. Print and billboard advertising, promotional items, point-of-sale materials — Adolphus marshaled them all into a national campaign for Budweiser.

BUDWEISER GIRL

By the turn of the century, Budweiser was being advertised as "The King of Bottled Beers."

And the St. Louis company — by then known as the Anheuser-Busch Brewing Association — was producing 1 million barrels of beer per year.



1872 First use of A & Eagle trademark on packaging
1876 Budweiser introduced
1879 Name of brewery changed to Anheuser-Busch Brewing Association





1880 Eberhard Anheuser dies; Adolphus Busch becomes president
1881 Anheuser-Busch becomes first major brewer to use artificial refrigeration
1896 Michelob introduced




Budweise

August A. Busch Sr.

1900-1950

OUR TOUR THROUGH THE HISTORY of Anheuser-Busch takes us to a new century, one that began with great promise for the company. By 1900, Anheuser-Busch was firmly established as a national brewer with such renowned brands as Budweiser and Michelob. Michelob, introduced in 1896, was available on draft only and aimed to please the palates of beer connoisseurs everywhere.

Business boomed. By 1907 — just seven years after first surpassing annual production of 1 million barrels of beer — volume had risen to almost 1.6 million barrels.

Anheuser-Busch would not exceed that mark for 31 years. One reason: growing support for prohibition of the sale of alcohol beverages in the United States. Passed into law by the 18th Amendment in 1919, Prohibition took effect in 1920 and would last 13 years.

And that was only the first strike fate tossed at the brewing industry. The second and third had much wider implications for the entire world. Strike two: The United States' entry into World War I in 1917 against Germany and Austria-Hungary generated fierce sentiments against anything in America that had German roots. The stock market crash in 1929 and the resulting Depression — strike three — destroyed fortunes, cost countless jobs, and left much of the world teetering on the brink of economic disaster.

It was three strikes and out for the vast majority of U.S. brewers. There were 1,400 operating breweries in the United States in 1914. Only 323 pre-Prohibition breweries reopened in 1933.

Thanks in large part to August A. Busch Sr., Anheuser-Busch was one of them.

The third child of Adolphus and Lilly Busch, August Sr. began working at the brewery in the 1880s. He became familiar with every area of the business and accompanied his father on his daily rounds. When Adolphus died in 1913, August Sr. was ready to lead the company.

His leadership would be sorely needed during the difficult times ahead. Unlike many other brewers, who simply went out of business when Prohibition began, August Sr. decided to diversify and keep as many people employed as possible.

During Prohibition, which began in 1920, Anheuser-Busch employees produced truck bodies, refrigerated cabinets, ice cream, soft drinks and baker's yeast. In all, the company tried 27 different activities or products unrelated to beer. Together with revenue generated by other nonbeer businesses owned by the company, these efforts made Anheuser-Busch profitable again within three years after the start of Prohibition.



Anheuser-Busch Chronology (1900-1949)

- 1901 Anheuser-Busch reaches 1 million barrels of annual production
- 1913 Adolphus Busch dies and is succeeded by August A. Busch Sr.



- 1919 Company name becomes Anheuser-Busch, Inc.
- 1920 Prohibition begins
- 1933 Prohibition ends; Clydesdales introduced



Even during Prohibition, Anheuser-Busch produced a product under the Budweiser label. It was a low-alcohol beer that met government requirements by containing less than 0.5% alcohol.

The making of Budweiser and other products during Prohibition kept knowledgeable brewery workers employed and production lines up-to-date, providing two key advantages for Anheuser-Busch when Prohibition ended in 1933.

Regarding a revitalized beer industry as a source of jobs, taxes and inexpensive drink for an America in the depths of the Depression, newly elected President Franklin Delano Roosevelt signed a bill relegalizing beer with 3.2% alcohol almost immediately after taking office.


Budweiser
Budweiser

With beer scheduled for relegalization on April 7, 1933, Anheuser-Busch geared up to again provide Budweiser to a thirsty nation. Anheuser-Busch did so with a stroke of creative marketing. August's two sons, August Jr. and Adolphus III, both deeply involved with the company, wanted to present their father with a special gift to mark the return of beer. Their idea: a beautifully restored beer wagon, pulled by six magnificent horses. After considering a number of breeds, August Jr. took a strong liking to a magnificent breed used in war and tournaments during medieval times: the Clydesdales.

Two hitches were prepared. One went to Chicago. The other was sent to New York to deliver the first case of post-Prohibition Budweiser to Al Smith, former governor of New York and a strong supporter of Prohibition's repeal. That hitch went on to visit Washington, D.C., where it delivered a case of Budweiser to the White House. The Clydesdales have been symbols of Anheuser-Busch ever since, making countless appearances in parades, fairs and other promotional events.

Adolphus Busch III

Less than a year after Prohibition's repeal, August Sr. — who had guided Anheuser-Busch through its most difficult period — died and was succeeded by his oldest son, Adolphus III.

Adolphus III helped rebuild the brewery during the final years of the Depression, to the point where Anheuser-Busch produced 3.1 million barrels in 1941. However, America's entry into World War II slowed Anheuser-Busch's growth as grain, packaging and transportation were diverted to the massive effort required to defeat the enemy. One of Anheuser-Busch's contributions to victory was to voluntarily stop shipping beer to the West Coast, thereby providing needed space for the movement of military goods and personnel.

(From left) Adolphus Busch III, August A. Busch Sr. and August A. Busch Jr.

After victory finally arrived in 1945, Americans looked forward to peace, plentiful jobs and the good life. The stage was set for an unprecedented era of growth and prosperity.

Anheuser-Busch was poised to help lead the way. It would do so under a new leader, August A. Busch Jr.


BUDWEISER



1934 August A. Busch Sr. dies; Adolphus Busch III becomes president
1936 Budweiser sold in cans for first time



1937 Production reaches 2 million barrels
1941 Production reaches 3 million barrels
1946 Adolphus Busch III dies; August A. Busch Jr. becomes president

August A. Busch Jr.

August A. Busch III

1950-PRESENT

OUR TOUR THROUGH THE HISTORY of Anheuser-Busch has reached 1950, an opportune moment for an astute marketer. In the United States, the economy, the population and the advertising media were booming.

August A. Busch Jr. was astute enough to capitalize on all three.

Affectionately called "Gussie," August Jr. became the head of the company after his older brother, Adolphus III, died suddenly in August 1946. August Jr. had not been groomed to be the leader of the company. It was assumed that Adolphus III would hold that post for many years. But August Jr. had worked for the company since the early 1920s and had been running Anheuser-Busch's beer operations since the end of Prohibition.

He was instrumental during the 1930s in establishing the foundation of Anheuser-Busch's present distribution system comprised of mostly independent wholesalers. But shipping beer to a nationwide network of wholesalers from St. Louis was expensive. So, in 1950, August Jr. activated a plan that had been conceived almost 10 years earlier but shelved during World War II.

Shown below: All the beers in America that are still Beechwood Aged.

"Somebody still cares about quality."

He built a nationwide network of breweries, each one located strategically in areas of large and growing populations.

The first Anheuser-Busch brewery outside of St. Louis opened in Newark, N.J., in 1951; by the end of August Jr.'s tenure as chief executive in the late 1970s, Anheuser-Busch had 10 breweries operating or under construction throughout the United States.

Production soared as more breweries came on-line: 5 million barrels in 1951; 10 million barrels in 1964; 20 million barrels in 1970; 30 million barrels in 1974. Still, it wasn't enough as the U.S. population grew by 52 million people from 1950 to 1970.

But August Jr. refused to bend under constant pressure to cut corners so Budweiser could be made faster to meet market demands. Quality remained No. 1 — and Budweiser's brewing process remained unchanged, as it has to this day.

Besides building breweries and maintaining the highest standards of quality, August Jr.'s third major contribution was to build Anheuser-Busch into the nation's No. 1 brewer.

After World War II, Anheuser-Busch and several other brewers traded turns as the country's market-share leader. After holding first place in 1953 and 1954, Anheuser-Busch fell to No. 2.

Anheuser-Busch Chronology (1950-present)

1951 First Anheuser-Busch brewery outside of St. Louis opens in Newark, N.J.

1955 Busch beer introduced

1959 Busch Gardens opens in Tampa, Fla.



1964 Production reaches 10 million barrels

1973 Metal Container Corporation established as a subsidiary

1977 August A. Busch III elected chairman of the board

1981 Anheuser-Busch International, Inc., established as a subsidiary

Convinced that a stronger sales effort was needed, August Jr. spent much of 1955 traveling in a special rail car to every Anheuser-Busch wholesaler in the United States. He found out from wholesalers first-hand what they needed to sell more beer, and the company used that knowledge to develop a new marketing plan. Anheuser-Busch regained the industry leadership in 1957 — a position Anheuser-Busch has held ever since.

Two of the factors that have kept Anheuser-Busch No. 1 are quality brands and exceptional advertising. In 1955, Busch Bavarian — the first new brand by any major brewer since Prohibition — took its place alongside Budweiser and Michelob as Anheuser-Busch's major brands. It was also in the 1950s that the company tapped into the burgeoning medium of television to sell beer.



For many years, Anheuser-Busch had proclaimed Budweiser as "King of Beers" in print advertising. With the opportunity to marry sight and sound in a medium seen by millions of consumers in their living rooms, Anheuser-Busch responded with a string of memorable campaigns stretching from "Pick A Pair" through the recent "Whassup?!."



Anheuser-Busch has invested more than $375 million to fight drunk driving and underage drinking and to promote responsible consumption through efforts such as designated driver programs.

As Anheuser-Busch ventured into TV advertising, the company began to assume its present form of three major business lines – beer, entertainment and packaging.

Always a lover of animals and the beauty of the outdoors, August Jr. opened Busch Gardens in Tampa, Fla., in 1959 to provide American families with the opportunity to share two of his passions. Other family entertainment facilities followed, including Busch Gardens and the Kingsmill Resort and Conference Center adjacent to the brewery in Williamsburg, Va., in the mid-1970s.

At the same time that Busch Gardens and Kingsmill were under construction in Williamsburg, Anheuser-Busch formed Metal Container Corporation (MCC) in 1973 to manufacture cans and lids. Anheuser-Busch's packaging operations have grown to include the production of labels, bottles and crown and closure liner materials, primarily for Anheuser-Busch's domestic beer operations.

Growth has been the key word for Anheuser-Busch under August A. Busch III, who became chief executive officer in 1975 and chairman of the board in 1977. Under August III's leadership, Anheuser-Busch has:



- Created a thriving international beer business. From being a company with very little presence outside the United States in the late 1970s, Anheuser-Busch now operates breweries in the United Kingdom and China, licenses production of Budweiser in Canada, South America, Europe and Asia, and has a 50% share of Grupo Modelo, Mexico's largest brewer and producer of Corona, the No. 1 import beer in the United States.
- Doubled its leadership share of the U.S. beer market.
- Increased annual beer volume by more than 150% to 100 million barrels.
- Expanded to more than 40 brands of beer and other beverages, including the world's No. 1 and 2 beers, Budweiser and Bud Light.
- Rebuilt a cooperative, collaborative, interactive partnership with the Anheuser-Busch wholesaler family.
- Become a leader in the theme-park industry. The company added SeaWorld to its portfolio in 1989, and Busch Entertainment's parks attract more than 20 million guests annually.



1982 Bud Light introduced
1989 August A. Busch Jr. dies; SeaWorld purchased
1993 Anheuser-Busch invests in Grupo Modelo of Mexico





1995 Anheuser-Busch purchases majority interest in China's Wuhan brewery
1997 Annual worldwide beer volume exceeds 100 million barrels (including equity volume)
2001 U.S. production reaches 100 million barrels


Budweiser
BUD LIGHT
BUD LIGHT

CONCLUSION

THIS CONCLUDES OUR TOUR THROUGH THE HISTORY of Anheuser-Busch. But by no means has our trip ended.

The best is yet to come.

When Eberhard Anheuser acquired the predecessor of Anheuser-Busch in 1860, the company was ranked 29th among the 40 breweries operating in St. Louis.

Today, Anheuser-Busch leads the world's brewers with more than a 10% share of the world's beer volume. In the United States — the world's most profitable beer market — nearly one out of every two beers sold is an Anheuser-Busch product.

As it has in the beer industry, Anheuser-Busch has succeeded in becoming a leader in shareholder value. An investment of $1,000 in A-B stock when it was first listed on the New York Stock Exchange in 1980 would have been worth $69,913 on January 1, 2002, assuming reinvestment of all dividends.

But at Anheuser-Busch, some things never change.

Things such as quality in everything it does … trust, respect and integrity in all of its relationships … continuous improvement and innovation in its products and processes … and a vision to add to life's enjoyment.

In 1894, Adolphus Busch wrote to his son, August A. Busch Sr., "Let us build upon the good quality of our beer and our high standing with the public."

A century later, August A. Busch III, Adolphus' great-grandson, put it like this: "'Making Friends Is Our Business' is more than a slogan at Anheuser-Busch. It is a way of life."

These are the timeless values that have guided Anheuser-Busch through a century and a half of success — and will lead the company to even greater heights in the years to come.


ANHEUSER BUSCH
Companies

Annual Report Contest

If you are 21 years old or older, you could win a special gold and silver coin (pictured on page 1 of the Anheuser-Busch 2001 Annual Report) commemorating the 150th anniversary of Anheuser-Busch.

Circle your answer to each of the following questions, sign to indicate you are at least 21 years old and have complied with all the terms and conditions of this contest, and mail to the address noted in the contest rules on the back of this page.

Twenty-five winners will be randomly drawn from all entrants who correctly answer all questions. Answers can be found in the Anheuser-Busch 2001 Annual Report.

1. What was Anheuser-Busch's closing stock price on Dec. 31, 2001?
a. $34.50 b. $41.75 c. $45.21 d. $54.12

2. What was Anheuser-Busch's percentage share of the U.S. beer market in 2001?
a. 42.7% b. 45.3% c. 47.2% d. 48.8%

3. What was Anheuser-Busch's earnings per share growth in 2001?
a. 8% b. 10% c. 11% d. 12%

4. In what year was Anheuser-Busch founded?
a. 1825 b. 1852 c. 1876 d. 1901

5. What is Anheuser-Busch's ownership share of Modelo?
a. 25% b. 33% c. 40% d. 50%

6. In what city is Longhorn Glass located?
a. Orlando, Fla. b. Houston, Texas c. Columbus, Ohio d. San Diego, Calif.

7. How many theme parks are operated by Busch Entertainment Corp.?
a. 5 b. 7 c. 9 d. 12

8. In what year was Budweiser introduced?
a. 1853 b. 1867 c. 1876 d. 1892

9. How much has Anheuser-Busch invested to promote responsible consumption? More than:
a. $20 million b. $75 million c. $225 million d. $375 million

10. How many barrels of beer were shipped by Anheuser-Busch's U.S. operations in 2001?
a. 57 million b. 75 million c. 93 million d. 100 million

Name (please print): ______________________ Age ________

Address (please print): ______________________

City ______________________ State ________ Zip ________

Daytime Phone ______________________ Evening Phone ______________________

Signature: ______________________

No purchase necessary. See official rules on the back of this page for complete entry information.

ANHEUSER-BUSCH ANNUAL REPORT CONTEST — OFFICIAL RULES
NO PURCHASE NECESSARY.

1. To enter, complete this official entry form, including your signature (your signature certifies that you are 21 years of age or older and have complied with all the terms and conditions of this contest) and mail to Corporate Communication, Anheuser-Busch Cos. Inc., One Busch Place, St. Louis MO 63118. Entrants who correctly answer questions on the entry form will be placed in a drawing to win an Anheuser-Busch 150th anniversary commemorative coin.

2. Enter as often as you wish but each entry must be mailed in a separate envelope. Entries must be received by July 1, 2002. No mechanically reproduced or photocopied entries permitted. For an official entry form and a copy of the rules, send a self-addressed, stamped envelope (Vermont state residents only may omit return stamp) to Corporate Communication, Anheuser-Busch Cos. Inc., One Busch Place, St. Louis MO 63118. Limit one request per envelope. Requests must be received by May 15, 2002 Neither the sponsor nor any of its agencies are responsible for illegible, lost, late, damaged, incomplete, postage-due or misdirected mail or entries. All materials submitted become the property of Anheuser-Busch, Inc. and none will be returned.

3. Winners will be selected in a random drawing to be held on or about July 15, 2002 from among all eligible entries received by Anheuser-Busch Corporate Communication, whose decisions are final in all matters relating to this contest. Winners will be notified by mail. Only one winner per family or household. Winner may not substitute or transfer prizes but sponsor reserves the right to substitute prizes with prizes of equal or greater value.

4. All prizes will be awarded. Odds of winning depend upon the number of eligible entries received. Winners may be required to complete, sign and return an affidavit of eligibility and liability and publicity release within 14 days of prize notification. In the event of noncompliance within this time period, prize will be forfeited and an alternate winner will be selected. Any prize notification or prize returned to the sponsor or its agencies as undeliverable will result in disqualification and the awarding of that prize to an alternate winner.

5. Contest open to residents of the United States (except California), who are 21 years of age or older. This contest is void where prohibited by law, and is subject to federal, state and local regulations. Taxes on prizes, if any, are the responsibility of individual winners.

6. Acceptance of prize offered constitutes permission to use winner's name, biographical information, and/or likeness for purposes of advertising and promotion without further compensation as permitted by law.

7. Prize Details: Twenty five (25) Anheuser-Busch 150th anniversary commemorative coins. Estimated retail value $50.00. Total estimated retail value of all prizes: $1,250.

8. By accepting a prize, winner agrees to release and hold sponsors harmless from any and all losses, damages, rights, claims and actions of any kind resulting from acceptance, possession or use of any prize, including without limitation, personal injuries, death and property damage. By participating in this sweepstakes, participants agree to be bound by all the Official Rules of this sweepstakes.

9. For a list of winners, send a self-addressed, stamped envelope to Corporate Communication, Anheuser-Busch Cos. Inc., 1 Busch Place, St. Louis MO 63118, by Sept. 15, 2002.

ANHEUSER-BUSCH
Companies

Contents

FINANCIAL REVIEW 2001



MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

Introduction

This discussion summarizes the significant factors affecting the consolidated operating results, financial condition and liquidity/cash flows of Anheuser-Busch Companies, Inc. for the three-year period ended Dec. 31, 2001. This discussion should be read in conjunction with the Consolidated Financial Statements and Notes to the Consolidated Financial Statements included in this annual report.

This discussion contains forward-looking statements regarding the company's expectations concerning its future operations, earnings and prospects. On the date the forward-looking statements are made, the statements represent the company's expectations, but such expectations may change. These expectations involve risks and uncertainties (both favorable and unfavorable) and are based on many assumptions that the company believes to be reasonable, but such assumptions may ultimately prove to be inaccurate or incomplete, in whole or in part. Accordingly, there can be no assurances that the company's expectations and forward-looking statements will be correct. Important factors that could cause actual results to differ (favorably or unfavorably) from the expectations stated in this discussion include, among others, changes in the pricing environment for the company's products; changes in U.S. demand for malt beverage products; changes in consumer preference for the company's malt beverage products; regulatory or legislative changes; changes in raw materials prices; changes in interest rates; changes in foreign currency exchange rates; changes in attendance and consumer spending patterns for the company's theme park operations; changes in demand for aluminum beverage containers; changes in the company's international beer business or in the beer business of the company's international equity partners; and the effect of stock market conditions on the company's share repurchase program. Anheuser-Busch disclaims any obligation to update any of these forward-looking statements. If the company determines to update any forward-looking statement, it will do so publicly. No private statements by the company or its personnel should be interpreted as updating forward-looking statements.

Objectives

Anheuser-Busch remains focused on its three major objectives to enhance shareholder value:

- Increasing domestic per barrel profitability which, when combined with continued market share growth, will provide the base for solid long-term earnings per share growth.
- Profitable expansion of the international beer segment by making selected investments in leading brewers in key international beer growth markets, and building the Budweiser brand worldwide. The company has made significant marketing investments to build Budweiser brand recognition outside the United States and operates breweries in China and the United Kingdom.

  The company also has a 50% equity position in Grupo Modelo, Mexico's largest brewer and producer of the Corona brand, as well as a 20% equity position in Compañía Cervecerías Unidas (CCU), the leading brewer in Chile.
- Continued growth in profit and free cash flow in packaging and entertainment operations. Packaging operations provide significant efficiencies, cost savings and quality assurance for domestic beer operations. Entertainment operations enhance the company's corporate image by showcasing Anheuser-Busch's heritage, values, commitment to quality and social responsibility to approximately 21 million visitors annually.

Operating Results

In a difficult economic environment, Anheuser-Busch continues to realize consistent and dependable earnings growth, and has now achieved thirteen consecutive quarters of strong double-digit earnings per share growth. Anheuser-Busch is a simple, straightforward consumer products company with significant competitive strengths which enable it to achieve these consistently strong results. Strong growth in domestic revenue per barrel has driven significantly enhanced profit margins, increasing return on capital employed another 70 basis points in 2001.

In addition, the international beer segment once again made a considerable contribution to earnings per share growth in 2001 (20% plus) through the strong performance of the company's equity partner Grupo Modelo, and significant increases in volume and profits on the sale of Anheuser-Busch products overseas.

Comparisons of key operating results for the last three years are summarized in the following tables.

COMPARISON OF OPERATING RESULTS ($ in millions, except per share)

	2001	2000	2001 vs. 2000	
Gross sales	$14,973	$14,534	△$439	△ 3.0%
Net sales	$12,911	$12,499	△$412	△ 3.3%
Operating income	$2,723	$2,495	△$228	△ 9.2%
Equity income, net of tax	$240	$200	△ $40	△20.1%
Net income	$1,705	$1,552	△$153	△ 9.9%
Diluted earnings per share	$1.89	$1.69	△ $.20	△11.8%

	2000	1999	2000 vs. 1999	
Gross sales	$14,534	$13,915	△$619	△ 4.5%
Net sales	$12,499	$11,895	△$604	△ 5.1%
Operating income	$2,495	$2,302	△$193	△ 8.4%
Equity income, net of tax	$200	$158	△ $42	△27.0%
Net income	$1,552	$1,402	△$150	△10.7%
Diluted earnings per share	$1.69	$1.47	△ $.22	△15.0%

	1999	1998	1999 vs. 1998	
Gross sales	$13,915	$13,343	△$572	△ 4.3%
Net sales	$11,895	$11,380	△$515	△ 4.5%
Operating income	$2,302	$2,125	△$177	△ 8.3%
Equity income, net of tax	$158	$85	△ $73	△85.2%
Net income	$1,402	$1,233	△$169	△13.7%
Diluted earnings per share	$1.47	$1.27	△ $.20	△16.2%

Beer Volume Sales

Total worldwide beer sales volume results for the last three years are summarized in the following table:

WORLDWIDE BEER SALES VOLUME (millions of barrels)

	2001	2000	Change
Domestic	99.5	98.3	△ 1.2%
International	7.7	7.3	△ 6.1%
Worldwide A-B brands	107.2	105.6	△ 1.5%
International equity partner brands	17.2	15.7	△ 9.7%(1)
Total brands	124.4	121.3	△ 2.6%(1)

(1) Normalized to exclude incremental volume contributed by the 2001 acquisition of CCU, Equity Partner Brands volume increased 4.9%, and Total Brands volume increased 2.0%, for 2001 vs. 2000.

	2000	1999	Change
Domestic	98.3	95.7	△ 2.7%
International	7.3	7.2	△ 1.3%
Worldwide A-B brands	105.6	102.9	△ 2.6%
International equity partner brands	15.7	15.1	△ 3.9%(2)
Total brands	121.3	118.0	△ 2.8%(2)

(2) Normalized to exclude 1999 volume related to Anheuser-Busch's previously held equity stake in Antarctica, Equity Partner Brands volume increased 6.2%, and Total Brands volume increased 3.1%, for 2000 vs. 1999.

	1999	1998	Change
Domestic	95.7	92.7	△ 3.2%
International	7.2	7.1	△ 1.2%
Worldwide A-B brands	102.9	99.8	△ 3.1%
International equity partner brands	15.1	11.2	△ 34.7%
Total brands	118.0	111.0	△ 6.3%

Worldwide Anheuser-Busch brands volume is comprised of domestic volume and international volume. Domestic volume represents Anheuser-Busch brands produced and shipped within the United States. International volume represents exports from the company's U.S. breweries to markets around the world, plus Anheuser-Busch brands produced overseas by company breweries in China and the United Kingdom and under various license and contract brewing agreements. Budweiser and other Anheuser-Busch beer brands are sold in more than 80 countries worldwide. Total Brands sales volume combines worldwide Anheuser-Busch brand volume with the company's pro rata share of volume in international equity partners Grupo Modelo and CCU. Total Brands also includes Anheuser-Busch's equity share of former Brazilian brewer Antarctica's beer volume through July 1999. The company sold its equity investment back to Antarctica in July 1999.

Sales

In the fourth quarter of 2001, the company changed its presentation of pass-through finished product delivery costs reimbursed by customers. These items were previously offset for zero impact within Cost of Products and Services. The company now presents these items separately as Sales and Cost of Products and Services.

This change has a minor impact on revenue and profit margins growth, and has no impact on cash flow, operating income, net income and earnings per share. For comparability, prior year information has been recast to conform to the 2001 presentation.


SALES*
GROSS SALES
NET SALES
(IN BILLIONS)
$12.9
$11.2
$13.3
$11.4
$13.9
$11.9
$14.5
$12.5
$15.0
$12.9
1997
1998
1999
2000
2001

* The difference between gross sales and net sales represents beer excise taxes.

Sales — 2001 vs. 2000

Anheuser-Busch achieved record gross sales of $15.0 billion and record net sales of $12.9 billion in 2001, representing increases of 3.0%, and 3.3%, respectively, compared to 2000. These increases were principally due to increased domestic revenue per barrel and higher domestic beer sales volume, plus sales increases from the international beer and entertainment segments. Gross and net sales include pass-through finished goods delivery costs reimbursed by customers of $266.8 million. The difference between gross and net sales represents beer excise taxes of $2.1 billion.

Domestic revenue per barrel growth exceeded expectations throughout 2001, growing 3.0% for the full year. This growth reflects the continued favorable pricing environment and Anheuser-Busch's successful strategy of balancing pricing increases and market share gains. Revenue per barrel has now increased by 2% or more for 13 consecutive quarters, including increases of over 2.5% for the last six quarters. The consistent increases in revenue per barrel over the past three years reflect the company's sharp focus on beer profit margin growth and earnings. For 2002, the outlook for continued increases in revenue per barrel remains favorable.

Consistent with the company's practice of implementing annual revenue enhancement initiatives in two phases, the company successfully implemented the first stage of planned 2002 revenue enhancements at the beginning of October 2001 in markets representing just over 40% of domestic volume. The company implemented the second stage of pricing actions on another 25% of domestic volume in February 2002. These revenue initiatives have again been tailored to specific markets, brands and packages and consist primarily of front-line price increases, but also include discount reductions in some markets. Initial results are encouraging, consistent with results seen in recent years.

Domestic beer sales-to-wholesalers volume increased 1.2% for full year 2001, to 99.5 million barrels, compared to prior year. Wholesaler sales-to-retailers grew 1.8% for the full year 2001. The Bud Family led the increases in sales to wholesalers and to retailers. Bud Light continued its strong sales performance in 2001 and is now the No. 1 selling beer brand in the United States, followed by Budweiser, which continues to be the No. 1 beer brand in the world.

Anheuser-Busch's 2001 success was made possible by the company's ability to capitalize on continued favorable domestic industry fundamentals and the ongoing strong performance by our international beer segment. Gross and operating profit margins increased 100 and 110 basis points for the year, respectively, compared to 2000. The company has the highest quality products in the industry, which, in conjunction with brand strength and successful pricing strategies, provides a solid foundation for future growth. The company expects to again accomplish its double-digit earnings per share growth objective in 2002, with a current target of 10% to 12% growth. Longer-term, the company remains confident in its ability to consistently achieve double-digit earnings per share growth.

Worldwide Anheuser-Busch brand sales volume for 2001 grew 1.5%, to 107.2 million barrels, compared to full year 2000. Total Brands sales volume was 124.4 million barrels for the year, up 2.6%.

International beer volume, excluding Modelo and CCU, grew 6.1% for the full year, to 7.7 million barrels, due primarily to solid volume growth in Canada and China.

The company's domestic market share (excluding exports) for 2001 was 48.8%, an increase of 0.3 percentage points over 2000 market share of 48.5%. Domestic market share is determined based on industry sales estimates provided by the Beer Institute and the U.S. Department of Commerce. The company has led the U.S. brewing industry in sales volume and market share since 1957.

Sales — 2000 vs. 1999

Anheuser-Busch achieved gross sales of $14.5 billion and net sales of $12.5 billion in 2000, representing increases of 4.5% and 5.1%, respectively, compared to 1999. The primary factors responsible for these increases were increased domestic revenue per barrel and higher domestic beer sales volume, partially offset by lower international beer sales resulting from the conversion of the company's 90%-owned Japan joint venture into an exclusive licensing arrangement. Gross and net sales include pass-through finished goods delivery costs reimbursed by customers of $237.6 million. The difference between gross and net sales in 2000 is beer excise taxes of $2.03 billion.

Domestic revenue per barrel grew 2.5% for the full year 2000 compared to 1999.

Domestic beer sales-to-wholesalers increased 2.7%, to 98.3 million barrels, for full year 2000. Domestic volume growth was led by the Bud Family, with Bud Light registering double-digit growth. Domestic sales-to-retailers were up 2.5% for 2000 compared to 1999.

Worldwide Anheuser-Busch brand sales volume grew to 105.6 million barrels, up 2.6% for 2000 compared to 1999. Total Brands sales volume was 121.3 million barrels, up 2.8% for the year. Normalized to exclude 1999 volume related to Anheuser-Busch's previously held equity stake in Antarctica, equity partner volume increased 6.2% for the year, and Total Brands sales volume increased 3.1%.

The company's reported domestic market share (excluding exports) for 2000 was 48.5%, an increase of 1.0 share points over 1999 market share of 47.5%. Industry estimates provided by the Beer Institute for market share calculations were not adjusted for the impact of a wholesaler inventory reduction initiated by Miller Brewing Company in the fourth quarter of 2000.

International beer volume (excluding foreign equity investment volume) grew 1.3% in 2000, due primarily to growth in Canada and China, partially offset by lower volume in the United Kingdom.

Sales — 1999 vs. 1998

Anheuser-Busch achieved gross sales of $13.9 billion and net sales of $11.9 billion in 1999, increasing over 1998 amounts by 4.3% and 4.5%, respectively. These increases are primarily due to higher domestic beer volume and higher revenue per barrel. Gross and net sales include pass-through finished goods delivery costs reimbursed by customers of $191.2 million. The difference between gross and net sales for 1999 is beer excise taxes of $2.02 billion.

Domestic revenue per barrel grew nearly 3% in 1999 compared to 1998.

Domestic beer shipments-to-wholesalers grew to 95.7 million barrels in 1999, an increase of 3.0 million barrels or 3.2% over 1998. Each of the company's core brand families contributed to domestic volume growth. Wholesaler sales-to-retailers grew 3.3% for full year 1999.

Worldwide Anheuser-Busch beer brands shipments grew to 102.9 million barrels for 1999, up 3.1% compared to 1998, the first time in history a company has sold over 100 million barrels of its beer brands in a single year. Total Brands sales volume in 1999 was 118.0 million barrels, up 6.3% over 1998.

The company's domestic market share (excluding exports) for 1999 was 47.5%, an increase of 0.7 percentage points over 1998 market share of 46.8%.

International beer volume (excluding foreign equity investment volume) was up 1.2% for the year 1999 compared to 1998, to 7.2 million barrels. The increase was due primarily to gains in the Americas, Ireland and Continental Europe, partially offset by weakness in Asia (principally in Japan), and lower sales in the United Kingdom.

Cost of Products and Services

The company continuously strives to drive costs out of its system. Brewery modernizations have yielded long-term savings through reduced beer packaging and shipping costs and reduced maintenance and equipment replacement costs. The company's focused production methods and Wholesaler Support Centers concentrate small-volume brand and package production at three breweries to create production efficiencies, reduce costs and enhance responsiveness to changing consumer brand and package preferences. The company also works to reduce distribution costs through better systemwide coordination with its network of independent wholesalers. Cost of products and services includes pass-through finished goods delivery costs reimbursed by customers of $266.8 million in 2001, $237.6 million in 2000 and $191.2 million in 1999.

Cost of products and services was $7.95 billion for 2001, an increase of 1.5%, compared to 2000. The increase in cost of products and services is principally due to higher domestic beer volume, higher energy costs and increased packaging material costs, including the impact of start-up costs related to the company's bottle manufacturing operation in Houston, Texas. Gross profit as a percentage of net sales was 38.4% for 2001, an increase of 100 basis points compared to 2000, principally reflecting higher domestic beer margins.

Cost of products and services was $7.83 billion for 2000, an increase of 5.2%, compared to 1999. The increase in cost of products and services is principally due to higher domestic beer volume, and increased costs at the company's entertainment, can manufacturing and commodity aluminum recycling businesses. Gross profit as a percentage of net sales was 37.4% for 2000, even compared to 1999.

Cost of products and services was $7.45 billion in 1999, an increase of 2.0%, vs. 1998. The increase in the cost of products and services in 1999 is primarily due to higher domestic beer volume and higher costs at the company's packaging operations. Gross profit as a percentage of net sales for 1999 was 37.4%, an increase of 150 basis points vs. 1998.

Marketing, Distribution and Administrative Expenses

Marketing, distribution and administrative expenses for 2001 were $2.26 billion, an increase of 3.7% vs. 2000. The increase in these expenses in 2001 is principally due to higher domestic beer marketing costs, higher distribution costs related to the acquisition of a wholesaler in California, and higher administrative costs.

Marketing, distribution and administrative expenses for 2000 were $2.17 billion, an increase of 1.3% vs. 1999. The increase is due to higher marketing expenses for the domestic beer segment, higher one-time marketing costs for the entertainment segment related to the opening of the Discovery Cove park and higher general and administrative costs, significantly offset by lower international beer marketing expenses in Japan due to converting the company's joint venture to an exclusive licensing agreement.

Marketing, distribution and administrative expenses for 1999 were $2.15 billion, an increase of 9.7% compared with 1998. The increase is primarily attributable to higher domestic marketing and sales promotion spending in support of the Bud Family, increased spending on consumer awareness and education programs and higher general and administrative costs.

Operating Income

Operating income represents the measure of the company's financial performance before net interest cost, other non-operating items and equity income.

Operating income increased 9.2% vs. 2000, reflecting higher revenue per barrel and increased domestic beer sales volume, along with improved results for international beer, packaging and entertainment operations.

Operating profit for international beer increased 76% for 2001 due to continued strong volume gains in China and Canada. The company's operations in the United Kingdom and Ireland also contributed to the profit increase.


OPERATING INCOME
(IN MILLIONS)
$2,053.0
$2,125.3
$2,302.3
$2,494.7
$2,723.0
1997
1998
1999
2000
2001

Operating profits for the packaging segment were up 6% for the year, reflecting reduced manufacturing costs partially offset by lower soft drink can pricing and the impact of start-up costs related to the company's bottle manufacturing operation in Houston, Texas. This comparison excludes an unfavorable adjustment related to the company's label manufacturing business in 2000. Reported operating profits for the packaging segment increased 22% in 2001.

Entertainment segment operating profits for the year increased 14% vs. the prior year primarily due to increased attendance, increased in-park spending and a full year of Discovery Cove operations in 2001 vs. a partial year in 2000. These results exclude the impact of SeaWorld Cleveland operating results and related gain on the sale of the park. Reported operating profits for the entertainment segment (including SeaWorld Cleveland) increased 29%.

Operating income in 2000 was $2.49 billion, an increase of 8.4% compared to 1999, primarily due to the domestic beer company's strong revenue per barrel and volume performance as well as improved results from international beer operations.

The international beer segment's net income in 2000 increased 52% compared to 1999, due to a strong performance by Grupo Modelo and improved international operating results. International beer operating profits in 2000, excluding Modelo, improved compared to 1999 on volume gains in China and, due to the conversion of the company's joint venture into a licensing agreement, lower operating costs in Japan.

Packaging segment operating profits were down 41% for 2000 compared to 1999, reflecting lower conversion pricing on Metal Container's beer and soft drink can sales and a $14 million adjustment related to prior year accounting errors at the company's label manufacturing business in Clarksville, Tenn. Excluding the label manufacturing adjustment, operating profits for the packaging segment were down 32% for the year.

Entertainment segment operating results, excluding start-up costs associated with Discovery Cove, which began operations in July 2000, were up 7.6% for 2000 due primarily to strong attendance in the Florida market. Reported operating profits for the entertainment segment increased 2.3% for the year.

Operating income for 1999 was $2.30 billion, an increase of $177 million, or 8.3%, compared to 1998. The increase in operating income for the year is primarily due to strong domestic beer performance driven by higher domestic beer sales volume and revenue per barrel.

Net income for Anheuser-Busch's international beer segment was up 59% in 1999 due to Modelo's strong performance and Anheuser-Busch's increased ownership level in Modelo resulting from the purchase of an additional 13.25% equity interest in September 1998. However, international beer operating results, which exclude Modelo, declined for the year to a loss of $19.5 million, including one-time costs associated with the termination of a production joint venture in Brazil, the impact of a bottle recall in Europe and the conversion of the joint venture in Japan into a license agreement.

Performance of the company's packaging operations in 1999 was level with 1998.

Theme park operating results for 1999 were up slightly from the prior year, excluding start-up costs for Discovery Cove. Including Discovery Cove, reported operating results for the entertainment segment declined 4% vs. prior year.

Net Interest Cost

Net interest cost (interest expense less interest income) was $360.1 million for 2001, $347.1 million for 2000 and $303.5 million for 1999, representing increases of 3.7%, 14.4%, and 6.2%, respectively, compared to prior years. These increases primarily result from higher average outstanding debt balances compared to prior years. The impact of a higher debt balance was partially offset by lower interest rates throughout 2001 and 1999. Average interest rates increased in 2000. See the Liquidity and Cash Flows section of this discussion for additional information.

Interest Capitalized

Interest capitalized was $26.9 million in 2001, $33.3 million in 2000 and $18.2 million in 1999. The amount of interest capitalized fluctuates depending on construction-in-progress balances, which are impacted by the timing of capital spending and project completion dates.

Other Income/Expense, Net

Other income/expense, net includes earnings from the company's limited partner basis investments in beer wholesalers, in addition to other items of a nonoperating nature that do not have a material impact on the company's consolidated results of operations, either individually or in total. The company had net other expense of $12.2 million in 2001, $1.0 million in 2000 and $9.4 million in 1999.

Equity Income, Net of Tax

Equity income, net of tax, increased 20%, to $240.1 million for 2001, compared with 2000 equity income of $200 million. Equity income in 2000 represents a 27% increase compared to 1999 equity income of $157.5 million, which increased 85% compared to 1998.

These increases are primarily based on Grupo Modelo's strong underlying pricing and volume performance. The increase in equity income in 1999 vs. 1998 was favorably impacted by Anheuser-Busch's increased ownership level throughout 1999 and the adverse impact of hyperinflation accounting for the Mexican peso in 1998.

Net Income

The company earned net income of $1.7 billion in 2001, an increase of 9.9% over $1.55 billion in 2000. Net income for 2000 increased $149.4 million, or 10.7%, vs. 1999 net income of $1.40 billion, which increased 13.7%, vs. 1998.

The company's effective tax rate was 38.4% in 2001 compared to 38.0% in 2000 and 1999. The increase in 2001 is primarily due to the write-off of goodwill associated with the sale of SeaWorld Cleveland.

Diluted Earnings Per Share

Diluted earnings per share were $1.89 for 2001, an increase of 11.8% vs. 2000 earnings per share of $1.69. Diluted earnings per share for 2000 represent an increase of 15% over 1999 earnings per share of $1.47, which had increased $.20, or 16.2%, compared to 1998. Diluted earnings per share benefit from the company's ongoing share repurchase program. The company repurchased 28.2 million common shares in both 2001 and 2000, and 37.8 million in 1999.

See Note 7 for a complete summary of common stock activity.


DILUTED EARNINGS
PER SHARE
$1.10[1]
$1.27
$1.47
$1.69
$1.89
1997
1998
1999
2000
2001

[1] Before cumulative effect of accounting change.

Employee-Related Costs

Employee-related costs totaled $1.98 billion in 2001, an increase of 3.6%, vs. 2000 costs of $1.92 billion. Employee-related costs for 2000 increased 2.0%, vs. 1999 costs of $1.88 billion, which increased 2.2% compared to 1998. The changes in employee-related costs reflect normal increases in salaries, wages and benefit levels.

Salaries and wages comprise the majority of employee-related costs and totaled $1.61 billion in 2001, an increase of 1.8% vs. 2000. Salaries and wages totaled $1.58 billion in 2000, an increase of 2.6%, compared to 1999 costs of $1.54 billion, which increased 1.4% vs. 1998. The remainder of employee-related costs consists of pension, life insurance, health care benefits and payroll taxes.

The company had 23,432 full-time employees in 2001. Full-time employees numbered 23,725 and 23,645 in 2000 and 1999, respectively.


EMPLOYEE-RELATED
COSTS
(IN MILLIONS)
$1,791.1
$1,836.0
$1,877.0
$1,915.3
$1,983.5
1997
1998
1999
2000
2001

Taxes

In addition to income taxes, the company is significantly impacted by other federal, state and local taxes, including beer excise taxes. Taxes applicable to 2001 operations (not including the many indirect taxes included in materials and services purchased) totaled $3.2 billion, an increase of 3.9% vs. total taxes in 2000 of $3.1 billion, and highlight the burden of taxation on the company and the brewing industry in general. Taxes in 2000 increased 2.7% compared to 1999 total taxes of $3.0 billion, which increased 3.9% compared to 1998.

Liquidity and Capital Resources

Anheuser-Busch's strong financial profile allows it to pursue its growth strategies while providing substantial direct returns to shareholders. Accordingly, the company has established well-defined priorities for its operating cash flow:

- Reinvest in core businesses to achieve profitable growth. To enhance shareholder value, the company will continue to make investments to improve efficiency and capacity in its existing operations, and intends to make selected equity investments in leading international brewers in higher growth markets.
- Make substantial cash payments directly to shareholders through consistent dividend growth and the repurchase of common shares. The company has paid cash dividends in each of the last 68 years, and has repurchased approximately 3% of outstanding shares annually for over 10 years.

Anheuser-Busch manages its cash flow to total debt ratio to maintain its strong Single A credit ratings of A1 and A+, from Moody's and Standard and Poor's, respectively. The company considers its ratio of cash flow to total debt to be a key measure of ongoing liquidity, and targets a ratio in the 30% to 40% range. The company uses its share repurchase program to manage its leverage position. The cash flow to total debt ratio was 38.5% in 2001, 41.6% in 2000 and 41.8% in 1999.



OPERATING CASH FLOW
BEFORE CHANGE IN WORKING CAPITAL
(IN MILLIONS)
$1,839.0
$1,977.2
$2,141.6
$2,230.0
$2,303.0
1997
1998
1999
2000
2001

Sources and Uses of Cash

The company's primary sources of liquidity are cash provided from operations and financing activities. Principal uses of cash are capital expenditures, share repurchases, dividends and business investments. The company uses debt financing to lower its overall cost of capital, thereby increasing the company's return on equity. Information on the company's consolidated cash flows (categorized by operating activities, financing activities and investing activities) for the years 2001, 2000 and 1999 is presented in the Consolidated Statement of Cash Flows and Note 11.

Cash flow from operating activities is projected to exceed the company's funding requirements for anticipated capital expenditures. However, the combination of capital spending, dividend payments and share repurchases, plus possible additional investments in international brewers, are likely to require external financing. The nature, extent and timing of external financing will vary depending upon the company's evaluation of existing market conditions and other economic factors.



RATIO OF CASH FLOW TO TOTAL DEBT
42.1%
41.9%
41.8%
41.6%
38.5%
1997
1998
1999
2000
2001

The company typically operates at a working capital deficit as it manages its cash flows. The company had working capital deficits of $181.9 million, $127.8 million and $350.4 million at Dec. 31, 2001, 2000 and 1999, respectively.

The company's fixed charge coverage ratio was 7.0X, 6.7X and 6.9X for the years ended Dec. 31, 2001, 2000 and 1999, respectively.

The company's 9% debentures due 2009 and the ESOP debt guarantee that ends in 2004 (both of which are included in debt on the consolidated balance sheet) contain repayment acceleration clauses that are triggered by a decline in credit rating below investment grade. In the case of the 9% debentures, the downgrade must coincide with certain other events. The total outstanding balance at Dec. 31, 2001 for this debt is $482.2 million. Anheuser-Busch considers the likelihood of a credit rating downgrade below investment grade to be low.

Certain equity accounting method beer wholesalers have long-term debt obligations totaling $23.6 million as of Dec. 31, 2001 that are not reflected on Anheuser-Busch's balance sheet. The debt is non-recourse to, and is not guaranteed by, the company.

The company occasionally provides small-scale loan guarantees for beer wholesalers to assist them in obtaining long-term bank financing. The duration of these guarantees varies. At Dec. 31, 2001, total outstanding guarantees were $2 million.

Capital Expenditures

During the next five years, the company will continue capital expenditure programs designed to take advantage of growth and productivity improvement opportunities for its beer, packaging and entertainment operations. The company has a formal and intensive review procedure for the authorization of capital expenditures. The most important financial measure of acceptability of a discretionary capital project is its projected discounted cash flow return on investment exceeding the company's cost of capital.

Total capital expenditures amounted to $1.0 billion in 2001 and $1.1 billion in 2000. Capital expenditures over the past five years totaled $5.0 billion. The company expects capital expenditures in 2002 of $900 to $950 million and is projecting capital spending during the five-year period 2002 - 2006 of approximately $4.5 billion.


CAPITAL EXPENDITURES/
DEPRECIATION &
AMORTIZATION
CAPITAL EXPENDITURES
DEPRECIATION & AMORTIZATION
(IN MILLIONS)
$1,199.3
$683.7
$817.5
$738.4
$865.3
$777.0
$1,074.5
$803.5
$1,022.0
$834.5
1997
1998
1999
2000
2001

Share Repurchase

See Note 7 for a discussion of share repurchase activity.

Dividends

Cash dividends paid to shareholders were $614.1 million in 2001 and $571.0 million in 2000. Dividends are paid in the months of March, June, September and December of each year. In the third quarter 2001, effective with the September dividend, the Board of Directors increased the quarterly dividend rate by 9.1%, from $.165 to $.18 per share. This increased annual dividends per share to $.69 in 2001, a 9.5% increase compared with $.63 per share in 2000. In 2000, dividends were $.15 per share for the first two quarters and $.165 per share for the last two quarters.


NET INCOME/
DIVIDENDS
NET INCOME
DIVIDENDS
(IN MILLIONS)
$1,179.2[1]
$492.6
$1,233.3
$521.0
$1,402.2
$544.7
$1,551.6
$571.0
$1,704.5
$614.1
1997
1998
1999
2000
2001

[1] Before cumulative effect of accounting change.

Financing Activities

The company utilizes Securities and Exchange Commission "shelf" registration statements to provide flexibility and efficiency when obtaining long-term financing. At Dec. 31, 2001, a total of $550 million of debt was available for issuance under an existing registration.

The company's net debt balance increased a total of $621.2 million in 2001, compared to a total increase of $239.8 million in 2000.

Debt issuances were $1.24 billion and $803.9 million in 2001 and 2000, respectively. Issued debt consisted primarily of fixed interest rate debentures, long-term notes and medium-term notes.

Debt reductions were $616.1 million and $564.1 million in 2001 and 2000, respectively. Reductions in both years included commercial paper, medium-term notes and the ESOP debt guarantee. Also, long-term notes and dollar/yen dual-currency notes matured in 2001.

In addition to long-term debt financing, the company has access to the short-term capital market through the issuance of commercial paper and potential utilization of a $2 billion revolving bank credit agreement that expires June 2005. The credit agreement provides the company with an immediate and continuing source of liquidity. No borrowings have been made under the credit agreement since its inception.

See Note 4 for additional information regarding the company's debt portfolio.

Common Stock

At Dec. 31, 2001, registered common stock shareholders numbered 57,347 compared with 58,614 at the end of 2000. See Note 7 for a summary of common stock activity.

Price Range of Common Stock

The company's common stock is listed on the New York Stock Exchange under the symbol "BUD." The following table summarizes 2001 and 2000 quarterly high and low closing prices for BUD.

The closing price of the company's common stock at Dec. 31, 2001 and 2000 was $45.21 and $45.50, respectively. The book value of each common share of stock at Dec. 31, 2001 was $4.62, compared to $4.57 at Dec. 31, 2000.

PRICE RANGE OF ANHEUSER-BUSCH COMMON STOCK (BUD)

	2001		2000	
Quarter	High	Low	High	Low
First..........	46.46	38.50	38.06	27.47
Second.......	46.45	38.88	40.66	32.69
Third........	44.49	39.75	44.31	38.13
Fourth.......	46.51	39.70	49.81	39.63

Key Accounting Policies

Outlined below are accounting polices Anheuser-Busch believes are key to a full understanding of the company's operations and financial results. All the company's accounting policies are in compliance with U.S. generally accepted accounting principles (GAAP).

Revenue Recognition — Revenue is recognized when title transfers or services are rendered to unaffiliated customers. The company's primary revenue source is domestic beer operations. For malt beverage products shipped to independent wholesalers, title transfers when product is shipped from the company's breweries. The company does not recognize any revenue when independent wholesalers sell products to retail customers. For company-owned wholesalers, title transfers when products are delivered to retail customers. For aluminum cans, title transfers on receipt of cans. For theme parks, revenue is recognized when a customer visits a park location.

Equity Method Accounting — Anheuser-Busch generally applies the equity method of accounting to 20% – 50%-owned investments. Equity accounting involves recognizing the company's pro rata share of the earnings of investee companies in the Income Statement when reported by those companies. Cash is received and recognized only when distributed by the investee company. As an equity investor, Anheuser-Busch does not control the amount and timing of cash distributions by investees. In 2001, Anheuser-Busch recognized equity income of $240.1 million and received cash distributions from investees of $25.8 million.

Derivatives — The company's use of derivative financial instruments is limited to hedges of either firm commitments or anticipated transactions that expose Anheuser-Busch to price fluctuations in the ordinary course of business. Company policy expressly prohibits trading or speculating with derivatives. Accordingly, all the company's derivative holdings are designated as hedges and qualify for hedge accounting under FAS 133, "Accounting for Derivatives and Related Hedging Activity."

Advertising and Promotional Costs — Advertising and promotional activities are important elements of Anheuser-Busch's strategy and represent significant annual expenditures by the company. The company either expenses these costs as incurred, or accumulates and expenses them the first time the advertisement is shown. The company recognized $722 million in advertising and promotional expenses in 2001.

Risk Management

Anheuser-Busch is exposed to foreign currency exchange, interest rate and commodity price risks. These exposures primarily relate to beer sales to foreign customers, purchases from foreign suppliers, royalty receipts from foreign license and contract brewers, acquisition of raw materials from both domestic and foreign suppliers, and changes in interest rates. The company utilizes derivative financial instruments, including forward exchange contracts, futures contracts, swaps and purchased options and collars to manage certain of these exposures. Anheuser-Busch has well-established policies and procedures governing the use of derivatives. The company hedges only firm commitments or anticipated transactions in the ordinary course of business and corporate policy prohibits the use of derivatives for speculation, including the sale of freestanding instruments. The company neither holds nor issues financial instruments for trading purposes.

Specific hedging strategies depend on several factors, including the magnitude and volatility of the exposure, cost and availability of appropriate hedging instruments, the anticipated time horizon, commodity basis exposure, opportunity cost, and the nature of the underlying hedged item. The company's overall risk management goal is to strike a balance between managing its exposure to market volatility while obtaining the most favorable transaction costs possible.

Derivatives are either exchange-traded instruments that are highly liquid, or over-the-counter instruments transacted with highly-rated financial institutions. No credit loss is anticipated, as the counterparties to over-the-counter instruments generally have long-term credit ratings from Moody's or Standard & Poor's no lower than A1 or A+, respectively. Additionally, counterparty fair value positions favorable to Anheuser-Busch and in excess of certain thresholds are collateralized with cash, U.S. Treasury securities or letters of credit. Anheuser-Busch has reciprocal collateralization responsibilities for fair value positions unfavorable to the company and in excess of certain thresholds. At Dec. 31, 2001, the company held zero counterparty collateral and had none outstanding. No collateral was received or provided during the year.

The company monitors the effectiveness of its hedging structures, based either on cash offset between changes in the value of the underlying hedged exposure and changes in the fair value of the derivative, or by ongoing correlation between the price of the underlying hedged exposure and the pricing upon which the derivative is based. The fair value of derivatives is the amount the company would pay or receive when terminating any contracts.

Following is a sensitivity analysis indicating potential unfavorable changes in the fair value of the company's derivative holdings under certain market movements discussed below. The company uses value-at-risk (VAR) analysis for foreign currency and interest rate exposures, and sensitivity analysis for commodity price exposures.

VAR forecasts fair value changes using a statistical model (Monte Carlo simulation method) that incorporates historical correlations among various currencies and interest rates. The VAR model assumes the company could liquidate its currency and interest rate positions in a single day (one-day holding period). The volatility figures provided represent the maximum one-day loss the company could experience on each portfolio for 19 out of every 20 trading days (95% confidence level), based on history.

The sensitivity analysis for commodities reflects the impact of a hypothetical 10% adverse change in the market price for the company's underlying commodities.

ESTIMATED FAIR VALUE VOLATILITY AT DEC. 31, 2001 (in millions)	
Foreign Currency Risk (VAR):	
Forwards, Options	$1.8
Interest Rate Risk (VAR):	
Swaps	$1.2
Commodity Price Risk (Sensitivity):	
Futures, Swaps, Options	$41.4

The volatility of foreign currencies, interest rates and commodity prices is dependent on many factors that cannot be forecasted with accuracy. Therefore, changes in fair value over time could differ substantially from the illustration. Additionally, the preceding derivatives volatility analysis ignores changes in the value of the underlying hedged transactions. Because the company does not hold or trade derivatives for speculation or profit, it seeks to establish only highly effective hedging relationships and therefore expects offsetting impacts between changes in derivative values and changes in the pricing of the underlying hedged transactions.

The company adopted FAS 133, "Accounting for Derivative Instruments and Hedging Activity" on Jan. 1, 2001. FAS 133 requires all derivatives to be reported on the balance sheet at fair value, with changes in fair value recognized either in earnings or equity, depending on the nature of the underlying transaction and how effective the derivative is at offsetting price movements in the underlying exposure. All of the company's existing derivative positions qualified for hedge accounting under FAS 133, and the impact of adoption was not material. The company made no substantive changes to its risk management strategy as a result of adopting FAS 133.

See Notes 1 and 3 for information regarding derivatives accounting policies and the company's derivatives portfolio.

Significant Non-U.S. Equity Investments

Grupo Modelo

From 1993 to 1998, the company accumulated a 50.2% direct and indirect equity interest in Diblo, S.A. de C.V., the operating subsidiary of Grupo Modelo, S.A. de C.V., Mexico's largest brewer and producer of the Corona brand. Anheuser-Busch's total initial investment in Modelo was $1.6 billion. Anheuser-Busch does not have voting or other effective control of either Grupo Modelo or Diblo and, accordingly, the company accounts for its investment on the equity basis. The company has applied the equity method of accounting since its ownership first exceeded 20% in May 1997.

The economic benefit of the company's Modelo investment can be measured in two ways — Anheuser-Busch's share in the earnings of Modelo (equity income) and the excess of the fair value of the investment over its cost. The excess of fair value over the company's cost, based on Grupo Modelo's closing stock price on the Mexican stock exchange at Dec. 31, 2001, was $3.1 billion. Although this amount is appropriately not reflected in the company's income statement or balance sheet, it represents economic value to Anheuser-Busch and its shareholders.

CCU

During the first quarter of 2001, the company purchased a 20% equity interest in Compañía Cervecerías Unidas S.A. (CCU), the largest brewer in Chile, for $321 million. Anheuser-Busch has partnered with CCU in Argentina for six years through the company's equity ownership in CCU-Argentina, a CCU subsidiary that is licensed to brew Budweiser for Argentina, Chile, Brazil and other Latin American markets. The investment in CCU is consistent with Anheuser-Busch's strategy to expand the company's presence in Latin America. Also see Note 2.

Other Matters

Related Party Transactions

The company does not engage in any material transactions with its officers, directors, or companies affiliated with its directors. All related party transactions are conducted on an arm's length basis, with terms and conditions equivalent to those that would be available in transactions with unrelated parties. Also see the Anheuser-Busch Proxy Statement for a discussion of certain related party transactions.

Status of Teamsters Labor Contract

In May 2001, the company and the Teamsters reached agreement on a new labor agreement covering Teamster-represented employees at all of the company's domestic U.S. breweries through February 2004. The terms of the agreement are essentially the same as those unilaterally implemented by the company in September 1998 upon reaching impasse in negotiations, except an additional year was added to the term of the contract.

The contract includes wage and benefit increases, as well as provisions to support productivity improvement, promote workplace flexibility, reduce absenteeism, improve the grievance procedure and institute a more effective drug-testing program. Additionally, Anheuser-Busch has reaffirmed its commitment to keep all 12 of its U.S. breweries open during the life of the contract, barring an unforseen event, providing its employees with unprecedented job security.

SeaWorld Cleveland

In February 2001, the company sold its SeaWorld Cleveland adventure park to Six Flags, Inc. for $110 million in cash, and recognized a pretax gain of $17.8 million in the first quarter 2001. The sale did not include killer whales, dolphins or any rights to the SeaWorld name. The sale had only an insignificant ($.005 per share after-tax) impact on earnings per share growth in 2001. Anheuser-Busch continues to operate and support its remaining U.S. theme parks.

Stock Split

The company distributed a two-for-one stock split on Sept. 18, 2000. All historical share and per share information in the Annual Report has been restated to reflect the impact of the stock split.

Environmental Issues

The company is strongly committed to environmental protection. Its Environmental Management System provides specific guidance for how the environment must be factored into business decisions and mandates special consideration of environmental issues in conjunction with other business issues when any of the company's facilities or business units plan capital projects or changes in processes. Anheuser-Busch also encourages its suppliers to adopt similar environmental management practices and policies.

The company is subject to federal, state and local environmental protection laws and regulations and is operating within such laws or is taking action aimed at assuring compliance with such laws and regulations. Compliance with these laws and regulations is not expected to materially affect the company's competitive position. It is the opinion of management that potential costs, either individually or in the aggregate, related to any Environmental Protection Agency designated cleanup sites for which Anheuser-Busch has been identified as a Potentially Responsible Party will not materially affect the company's financial position, results of operations, or liquidity.

Management's Responsibility for Financial Statements

The management of Anheuser-Busch Companies is responsible for the preparation and presentation of the financial statements and other financial information included in this annual report. Management is also responsible for the reasonableness of estimates and judgments inherent in the preparation of the financial statements. These statements are prepared in accordance with accounting principles generally accepted in the United States.

It is management's responsibility to ensure the company maintains accounting and reporting systems, supported by a system of internal accounting controls, designed to provide reasonable assurance as to the integrity of the underlying financial records and the protection of assets. These systems include written policies and procedures, selection and training of qualified personnel, organizational segregation of duties and a program of internal reviews and appropriate follow-up.

Management believes the company's systems are adequate to provide reasonable assurances that assets are safeguarded against loss from unauthorized use or disposition and financial records are reliable for preparing financial statements. During 2001, the company's internal auditors, in conjunction with PricewaterhouseCoopers LLP, the company's independent accountants, performed a comprehensive review of the adequacy of the company's internal accounting control system. Based on that comprehensive review, it is management's opinion that the company has an effective system of internal accounting control.

The Board of Directors is responsible for ensuring the independence and qualifications of Audit Committee members under applicable New York Stock Exchange guidelines. The Audit Committee of the Board of Directors, which consists of five non-management directors, oversees the company's financial reporting and internal control systems, recommends selection of the company's independent accountants to the Board of Directors and meets with management, the independent accountants and internal auditors to review auditing and financial reporting matters. The Committee held five meetings during 2001.

The Audit Committee report for 2001 can be found in the company's Proxy Statement.

PricewaterhouseCoopers LLP is responsible for conducting an independent examination of the company's financial statements in accordance with auditing standards generally accepted in the United States, and expressing an opinion as to whether the financial statements fairly present the company's financial position, operating results, cash flows and changes in shareholders equity.

Report of Independent Accountants

800 Market Street
St. Louis, MO 63101

PRICEWATERHOUSECOOPERS

February 5, 2002

To the Shareholders and Board of Directors
of Anheuser-Busch Companies, Inc.

We have audited the accompanying Consolidated Balance Sheet of Anheuser-Busch Companies, Inc. and its subsidiaries as of Dec. 31, 2001 and 2000, and the related Consolidated Statements of Income, Changes in Shareholders Equity and Cash Flows for each of the three years in the period ended Dec. 31, 2001. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the Consolidated Financial Statements audited by us present fairly, in all material respects, the financial position of Anheuser-Busch Companies, Inc. and its subsidiaries at Dec. 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended Dec. 31, 2001, in conformity with accounting principles generally accepted in the United States of America.



CONSOLIDATED BALANCE SHEET

Anheuser-Busch Companies and Subsidiaries

YEAR ENDED DEC. 31 (in millions)	2001	2000
Assets		
Current Assets:		
Cash	$ 162.6	$ 159.9
Accounts and notes receivable	620.9	600.4
Inventories:		
Raw materials and supplies	352.4	347.3
Work in process	79.8	82.9
Finished goods	159.6	178.1
Total inventories	591.8	608.3
Other current assets	175.1	179.3
Total current assets	1,550.4	1,547.9
Investments in affiliated companies	2,772.1	2,207.4
Other assets	1,149.5	1,073.6
Plant and equipment, net	8,390.0	8,243.8
Total Assets	$13,862.0	$13,072.7
Liabilities and Shareholders Equity		
Current Liabilities:		
Accounts payable	$ 945.0	$ 940.8
Accrued salaries, wages and benefits	255.8	276.4
Accrued taxes	156.8	127.4
Other current liabilities	374.7	331.1
Total current liabilities	1,732.3	1,675.7
Postretirement benefits	482.9	492.7
Debt	5,983.9	5,362.7
Deferred income taxes	1,288.6	1,372.9
Other long-term liabilities	312.8	39.8
Shareholders Equity:		
Common stock, $1.00 par value, authorized 1.6 billion shares	1,445.2	1,441.5
Capital in excess of par value	810.2	725.3
Retained earnings	11,258.2	10,164.4
Treasury stock, at cost	(8,981.6)	(7,817.8)
Accumulated other comprehensive income	(338.3)	(212.3)
ESOP debt guarantee	(132.2)	(172.2)
Total Shareholders Equity	4,061.5	4,128.9
Commitments and contingencies	—	—
Total Liabilities and Shareholders Equity	$13,862.0	$13,072.7

The Notes on pages 52-63 of this report are an integral component of the company's Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF INCOME

Anheuser-Busch Companies and Subsidiaries

YEAR ENDED DEC. 31 (in millions, except per share)	2001	2000	1999
Sales	$14,973.0	$ 14,534.2	$13,914.5
Excise taxes	(2,061.5)	(2,034.8)	(2,019.6)
Net sales	12,911.5	12,499.4	11,894.9
Cost of products and services	(7,950.4)	(7,829.9)	(7,445.6)
Gross profit	4,961.1	4,669.5	4,449.3
Marketing, distribution and administrative expenses	(2,255.9)	(2,174.8)	(2,147.0)
Gain on sale of SeaWorld Cleveland	17.8	—	—
Operating income	2,723.0	2,494.7	2,302.3
Interest expense	(361.2)	(348.2)	(307.8)
Interest capitalized	26.9	33.3	18.2
Interest income	1.1	1.1	4.3
Other expense, net	(12.2)	(1.0)	(9.4)
Income before income taxes	2,377.6	2,179.9	2,007.6
Provision for income taxes	(913.2)	(828.3)	(762.9)
Equity income, net of tax	240.1	200.0	157.5
Net income	$ 1,704.5	$ 1,551.6	$ 1,402.2
Earnings per share:			
Basic	$ 1.91	$ 1.71	$ 1.49
Diluted	$ 1.89	$ 1.69	$ 1.47

The Notes on pages 52-63 of this report are an integral component of the company's Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS EQUITY

Anheuser-Busch Companies and Subsidiaries

YEAR ENDED DEC. 31 (in millions, except per share)	2001	2000	1999
Common Stock			
Balance, beginning of period	$ 1,441.5	$ 716.1	$ 712.7
Shares issued under stock plans	3.7	6.4	3.4
Two-for-one stock split	—	719.0	—
Balance, end of period	$ 1,445.2	$ 1,441.5	$ 716.1
Capital in Excess of Par Value			
Balance, beginning of period	$ 725.3	$ 1,241.0	$ 1,117.5
Shares issued under stock plans	84.9	203.3	123.5
Two-for-one stock split	—	(719.0)	—
Balance, end of period	$ 810.2	$ 725.3	$ 1,241.0
Retained Earnings			
Balance, beginning of period	$10,164.4	$ 9,181.2	$ 8,320.7
Net income	1,704.5	1,551.6	1,402.2
Common dividends paid (per share: 2001 - $.69; 2000 - $.63; 1999 - $.58)	(614.1)	(571.0)	(544.7)
Shares issued under stock plans	3.4	2.6	3.0
Balance, end of period	$11,258.2	$10,164.4	$9,181.2
Treasury Stock			
Balance, beginning of period	$(7,817.8)	$(6,831.3)	$(5,482.1)
Treasury stock acquired	(1,163.8)	(986.5)	(1,349.2)
Balance, end of period	$(8,981.6)	$(7,817.8)	$(6,831.3)
ESOP Debt Guarantee			
Balance, beginning of period	$ (172.2)	$ (210.5)	$ (247.2)
Annual debt service	40.0	38.3	36.7
Balance, end of period	$ (132.2)	$ (172.2)	$ (210.5)
Accumulated Other Comprehensive Income			
Balance, beginning of period	$ (212.3)	$ (175.0)	$ (205.6)
Foreign currency translation gains/(losses)	44.5	(37.3)	30.6
Deferred hedging gains/(losses)	(38.9)	—	—
Minimum pension obligation	(131.6)	—	—
Balance, end of period	$ (338.3)	$ (212.3)	$ (175.0)
Total Shareholders Equity	$ 4,061.5	$ 4,128.9	$ 3,921.5
Comprehensive Income			
Net income	$ 1,704.5	$ 1,551.6	$ 1,402.2
Foreign currency translation gains/(losses)	44.5	(37.3)	30.6
Deferred hedging gains/(losses)	(38.9)	—	—
Minimum pension obligation adjustment	(131.6)	—	—
Total Comprehensive Income	$ 1,578.5	$ 1,514.3	$ 1,432.8

The Notes on pages 52-63 of this report are an integral component of the company's Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

Anheuser-Busch Companies and Subsidiaries

YEAR ENDED DEC. 31 (in millions)	2001	2000	1999
Cash Flow from Operating Activities:			
Net income	$ 1,704.5	$ 1,551.6	$ 1,402.2
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation and amortization	834.5	803.5	777.0
Deferred income taxes	(18.9)	28.7	40.3
Gain on sale of SeaWorld Cleveland	(17.8)	—	—
Undistributed earnings of affiliated companies	(223.5)	(185.2)	(155.5)
Other, net	25.0	31.4	77.6
Operating cash flow before change in working capital	2,303.8	2,230.0	2,141.6
Decrease/(increase) in working capital	56.8	27.5	(5.8)
Cash provided by operating activities	2,360.6	2,257.5	2,135.8
Cash Flow from Investing Activities:			
Capital expenditures	(1,022.0)	(1,074.5)	(865.3)
New business acquisitions	(370.4)	(42.9)	(7.0)
Proceeds from sale of business	110.0	—	59.6
Cash used for investing activities	(1,282.4)	(1,117.4)	(812.7)
Cash Flow from Financing Activities:			
Increase in debt	1,213.4	803.9	973.4
Decrease in debt	(572.8)	(514.0)	(553.7)
Dividends paid to shareholders	(614.1)	(571.0)	(544.7)
Acquisition of treasury stock	(1,163.8)	(986.5)	(1,349.2)
Shares issued under stock plans	61.8	135.3	78.4
Cash used for financing activities	(1,075.5)	(1,132.3)	(1,395.8)
Net increase/(decrease) in cash during the year	2.7	7.8	(72.7)
Cash, beginning of year	159.9	152.1	224.8
Cash, end of year	$ 162.6	$ 159.9	$ 152.1

The Notes on pages 52-63 of this report are an integral component of the company's Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Principles and Policies

This summary of the significant accounting principles and policies of Anheuser-Busch Companies, Inc. and its subsidiaries is presented to assist in evaluating the company's consolidated financial statements. These principles and policies conform to U.S. generally accepted accounting principles. The company makes certain estimates during the preparation of financial statements which impact the reported amounts of some assets and liabilities at the date of the financial statements and the reported amounts of some expenses during the period. All estimates are made in conformity with U.S. generally accepted accounting principles. Actual results could differ from those estimates.

Revenue Recognition

The company's revenue recognition practices are in compliance with SEC Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements." The company recognizes revenue only when title transfers or services have been rendered to unaffiliated customers. For malt beverages shipped to independent wholesalers, title transfers on shipment of product from the company's breweries. For company-owned wholesalers, title transfers when products are delivered to retail customers. For cans and lids, title transfers on customer receipt. The company's beer and packaging operations do not engage in consignment sales. Entertainment operations recognize revenue when customers actually visit a park location.

Principles of Consolidation

The consolidated financial statements include the company and all its subsidiaries. The company consolidates all majority-owned and controlled subsidiaries, accounts for investments below the 20% level under the cost method, and applies the equity method of accounting for investments between 20% and 50%. All significant intercompany transactions have been eliminated. Minority interests in consolidated subsidiaries are not material.

Cash

Cash includes cash in banks, demand deposits and investments in short-term marketable securities with initial maturities of 90 days or less.

Goodwill

The company amortizes goodwill on a straight-line basis for a period of 40 years. Effective Jan. 1, 2002, the company adopted FAS No. 142, "Goodwill and Other Intangible Assets," and ceased the amortization of existing goodwill. Additionally, goodwill generated by future acquisitions will be recognized as an asset and will not be amortized. See Note 14 for additional information.

Foreign Currency Translation

Financial statements of foreign operations where the local currency is the functional currency are translated using period-end exchange rates for assets and liabilities, and weighted average exchange rates during the period for results of operations. Translation adjustments are reported as a separate component of other comprehensive income within shareholders equity.

Exchange rate adjustments related to foreign currency transactions are recognized in income as incurred.

Inventories and Production Costs

Inventories are valued at the lower of cost or market. Cost was determined under the last-in, first-out method (LIFO) for approximately 75% of total inventories at Dec. 31, 2001 and 2000. Average cost valuation is used for the remainder. Had average cost (which approximates replacement cost) been used for all inventories at Dec. 31, 2001 and 2000, total inventories would have been $83.1 million and $89.9 million higher, respectively.

Delivery Costs

Pass-through finished goods delivery costs reimbursed by customers are reported in sales, while the cost is included as an expense in cost of products and services. Delivery costs for company-owned beer wholesalers are included in marketing, distribution and administrative expenses

Fixed Assets

Fixed assets are carried at cost less accumulated depreciation and include expenditures for new facilities as well as those that increase the useful lives of existing facilities. The cost of routine maintenance, repairs and minor renewals is expensed as incurred. When fixed assets are retired or otherwise disposed, the net carrying amount is eliminated, with any gain or loss on disposition recognized in earnings at that time.

Depreciation is recognized using the straight-line method based on the following weighted average useful lives: buildings, 25 years; production machinery and equipment, 15 years; furniture and fixtures, 10 years; computer equipment, 3 years.

Advertising and Promotional Costs

Advertising and promotional costs are either expensed as incurred, or accumulated and expensed the first time the advertisement is shown. Advertising and promotional expenses were $722.3 million, $728.3 million and $721.8 million in 2001, 2000 and 1999, respectively

Income Taxes

The provision for income taxes is based on income and expense amounts as reported in the consolidated statement of income. The company utilizes certain elements of federal, state and foreign income tax laws and regulations to reduce current taxes payable. Deferred income taxes are recognized for the effect of temporary differences between financial reporting and tax filing in accordance with the requirements of FAS No. 109, "Accounting for Income Taxes." See Note 10 for additional information.

Derivatives

Anheuser-Busch uses derivative instruments to mitigate the company's exposure to volatility in commodity prices, interest rates and foreign currency exchange rates. Company policy prohibits holding or trading derivatives strictly for profit. All derivatives held by the company are therefore designated as hedges with an expectation they will be highly effective in offsetting underlying exposures.

Derivative positions are liquidated whenever an underlying transaction is no longer expected to occur, with related gains or losses recognized in earnings on liquidation.

Option premiums paid are initially recorded as assets and subsequently adjusted to fair value in equity each period. The effective portion of changes in fair value is deferred in equity (accumulated other comprehensive income) until the underlying transaction occurs.

With the exception of interest rate swaps, derivatives generally have initial terms of less than three years, and all currently hedged transactions are expected to occur within the next three years.

On Jan. 1, 2001, the company adopted FAS No. 133, "Accounting for Derivative Instruments and Hedging Activity." Under FAS 133, all derivatives are recorded on the balance sheet at fair value. Changes in fair value are recognized either in earnings or equity, depending on the nature of the underlying exposure being hedged and how effective the derivative is at offsetting a price movement in the underlying exposure. Amounts receivable from, or owed to, derivatives counterparties are included in current assets and current liabilities, respectively.

Gains and losses from changes in derivatives fair values that are effective in offsetting underlying exposures are either deferred in shareholders equity until the underlying transaction occurs, or recognized in earnings concurrently with the change in value of the underlying exposure. Gains and losses that are not effective at offsetting price movements are recognized in earnings immediately, and are not material.

All of the company's derivative positions qualified for hedge accounting on adoption of FAS 133, therefore the impact of adoption was not material. Foreign currency and interest rate hedges are classified primarily as fair value hedges, while commodity price hedges are principally cash flow hedges. The company made no substantive changes to its risk management approach as a result of adopting FAS 133. See Note 3 for additional information.

Research and Development Costs and Start-Up Costs

Research and development costs and plant start-up costs are expensed as incurred, and are not material for any year presented.

Computer Systems Development Costs

The company capitalizes computer systems development costs that meet established criteria, and amortizes those costs to expense on a straight-line basis over five years. Systems development costs not meeting the proper criteria for capitalization, including systems reengineering costs, are expensed as incurred.

Stock-Based Compensation

The company accounts for employee stock options in accordance with APB 25, "Accounting for Stock Issued to Employees." Under APB 25, the company recognizes no compensation expense related to employee stock options, since options are always granted at a price equal to the market price on the day of grant. See Note 5 for additional information on the company's stock options plus pro forma disclosures required by FAS 123, "Accounting for Stock-Based Compensation."

Common Stock Split

All share and per share amounts have been adjusted to reflect the two-for-one stock split distributed Sept. 18, 2000.

2. International Equity Investments

Grupo Modelo

From 1993 to 1998, Anheuser-Busch accumulated a 50.2% direct and indirect equity interest in Diblo, S.A. de C.V. (Diblo), the operating subsidiary of Grupo Modelo, S.A. de C.V. (Modelo), Mexico's largest brewer and producer of the Corona brand, for a total cost of $1.6 billion. The company holds 10 of 21 positions on Modelo's Board of Directors, with the Controlling Shareholders holding the other 11 positions. Anheuser-Busch therefore does not have voting or other effective control of either Diblo or Modelo and therefore accounts for its investments using the equity method.

Included in the carrying amount of the Modelo investment is goodwill of $622.4 million and $586.7 million, respectively, at Dec. 31, 2001 and 2000 which was being amortized over 40 years. Effective with the adoption of FAS 142 on Jan. 1, 2002, the company ceased amortization of Modelo-related goodwill.

Dividends received from Grupo Modelo in 2001 totaled $13.5 million, compared to $23.9 million in 2000 and $2.9 million in 1999.

Summary financial information for Grupo Modelo as of, and for the two years ended Dec. 31, is presented in the following table (in millions). The amounts shown represent 100% of Grupo Modelo's consolidated operating results and financial position based on U.S. generally accepted accounting principles, and include the impact of Anheuser-Busch's purchase accounting adjustments.

	2001	2000
Cash	$ 865.4	$ 705.2
Other current assets	771.7	670.0
Noncurrent assets	4,104.7	3,610.5
Current liabilities	341.7	310.7
Noncurrent liabilities	641.2	557.3
Gross sales	3,571.5	3,129.9
Net sales	3,334.2	2,919.1
Gross profit	1,787.5	1,577.4
Minority interest	32.0	46.3
Net income	486.8	405.0

Other International Equity Investments

During 2001, the company purchased a 20% equity interest in Compañía Cervecerías Unidas S.A. (CCU), the largest brewer in Chile, for $321 million. CCU imports and distributes Budweiser in Chile. Anheuser-Busch has Board of Directors' representation (including the Audit Committee) and the ability to exercise significant influence. As such, the company accounts for the CCU investment using the equity method.

From 1996 to 1999, Anheuser-Busch accumulated a 10.8% direct equity interest in the Argentine subsidiary of CCU (CCU-Argentina) for a total cost of $23.9 million, with options expiring in December 2002 to increase its direct investment to 20%. CCU-Argentina brews Budweiser under license for sale in Argentina, Chile, Brazil and other Latin American markets.

The CCU-Argentina investment was accounted for on the cost basis through 2000. The 20% acquisition of CCU in 2001 increased Anheuser-Busch's direct and indirect interest in CCU-Argentina to 28.6%, and the company therefore began using the equity method of accounting in 2001. The difference between income recognized on the cost basis for CCU-Argentina and what would have been recognized had equity accounting been applied in prior years is immaterial. The company received dividends of $12.3 million from CCU in 2001.

Included in the carrying amount of the CCU investments is goodwill of $115.8 million. The company ceased amortization of CCU-related goodwill on adoption of FAS 142 in January 2002.

The earnings impact due to the unpegging of the Argentine peso from its 1:1 exchange position relative to the U.S. dollar was recorded in 2001 and had an immaterial impact on equity income.

From April 1996 to July 1999, the company owned a 5% equity stake in the principal operating subsidiary of the Brazilian brewer Antarctica. Anheuser-Busch exercised its rights under the investment agreement and sold its ownership position back to Antarctica at original cost in 1999 with no earnings impact on the company. Simultaneously, the company discontinued a production and distribution joint venture with Antarctica, and now exports Budweiser to Brazil.

Effective January 2000, the company converted its joint venture operation in Japan into an exclusive license agreement with Kirin Brewing Company, Ltd. for the production and sale of Budweiser in Japan. The pretax cost of converting to the license agreement was approximately $9 million, primarily for severance benefits, and is included in 1999 operating results.

3. Derivatives and Other Financial Instruments

Derivatives

The following table summarizes the notional transaction amounts and fair values for the company's outstanding derivatives, by risk category and instrument type, at Dec. 31, 2001 and 2000 (in millions). Because the company hedges only with derivatives that have high correlation with the underlying transaction pricing, changes in derivatives fair values and the underlying pricing are expected to largely offset. Bracketed figures indicate current settlement of the derivatives contract would result in a net loss to Anheuser-Busch, but do not reflect the impact of the underlying hedged transaction.

	2001		2000	
	Notional Amount	*Fair Value*	*Notional Amount*	*Fair Value*
Foreign Currency:				
Forwards	$ 66.5	$ 0.2	$ 71.0	$ (2.8)
Options	116.5	2.0	96.7	2.1
	183.0	2.2	167.7	(0.7)
Interest Rate:				
Swaps	601.0	11.1	762.8	13.0
Commodity Price:				
Swaps	154.4	(1.5)	216.0	1.7
Futures/forwards	61.8	(8.4)	53.6	4.0
Options	352.4	12.1	489.8	35.8
	568.6	2.2	759.4	41.5
Total outstanding derivatives	$1,352.6	$15.5	$ 1,689.9	$ 53.8

Derivatives gains or losses recognized in earnings in 2001 due to hedge ineffectiveness were not material. During 2001, the company recognized $12.2 million in gains and $29.2 million in losses previously recorded in accumulated other comprehensive income into earnings when the underlying hedged transactions occurred. Included in accumulated other comprehensive income at Dec. 31, 2001 are deferred gains of $0.3 million and deferred losses of $39.2 million. Deferred losses include $18.4 million of unrecognized option premium expense. The company expects the majority of deferred gains and losses to be recognized in earnings in 2002 because the majority of the related underlying transactions are expected to occur in 2002. However the amounts eventually recognized may differ from those as of Dec. 31, 2001, as many of the company's derivative positions are not yet settled, and therefore remain subject to ongoing market price fluctuations.

Anheuser-Busch's primary foreign currency exposures are to transactions and investments denominated in British pounds sterling, euros, Mexican, Chilean and Argentine pesos, Canadian dollars, and Chinese renminbi. For commodity derivatives, the company is a net user of raw materials indicating additional quantities must be purchased to meet production requirements.

Concentration of Credit Risk

The company does not have a material concentration of credit risk.

Nonderivative Financial Instruments

Nonderivative financial instruments included in the balance sheet are cash, accounts and notes receivable, accounts payable and long-term debt. Accounts and notes receivable include allowances for doubtful accounts of $7.7 million and $8.2 million, at Dec. 31, 2001 and 2000, respectively. The fair value of long-term debt, estimated based on future cash flows discounted at interest rates currently available to the company for debt with similar maturities and characteristics, was $6.3 billion and $5.5 billion at Dec. 31, 2001 and 2000, respectively.

4. Debt

The company uses Securities and Exchange Commission shelf registrations to maintain debt issuance flexibility and currently has $550 million in registered debt available for issuance.

Gains or losses on debt redemptions (either individually or in the aggregate) were not material for any year presented.

The fixed interest rates on the company's EuroNotes, 4.1% yen/dollar notes and 5.6% U.S. dollar notes (total notional value of $401 million in 2001 and $362.8 million in 2000), were swapped to LIBOR-based floating rates when issued. The weighted average effective interest rates for this debt were 4.15% and 6.29% in 2001 and 2000, respectively. Year-end rates were 2.06% and 6.55%, respectively.

The weighted average interest rates on commercial paper during 2001 and 2000 were 4.39% and 6.2%, respectively.

In October 1999, the company lowered the effective interest rate on its $200 million 6.9% notes to 6.44% via a dual-swap arrangement. In January 2001, the swap counterparty exercised its option to terminate the fixed-to-floating portion of the swap structure, and the company in turn called the 6.9% Notes. There was no earnings impact to the company from either the counterparty action or calling the Notes. The floating-to-fixed portion of the swap, at 6.44%, remains as a hedge of commercial paper interest rates.

The company has in place a single, committed revolving credit agreement totaling $2 billion, expiring in June 2005, which supports the company's commercial paper program. At Dec. 31, 2001 and 2000, the company had no outstanding borrowings under the agreement. Annual fees under the agreement were $1.2 million in 2001, $0.9 million in 2000 and $0.6 million in 1999.

Commercial paper borrowings classified as long-term are supported on a long-term basis by the $2 billion revolving credit agreement. Commercial paper borrowings in excess of $2 billion would be classified as short-term.

The expected aggregate maturities on long-term debt are $17 million, $200 million, $251 million, $300 million and $420 million, respectively, for each of the years ending Dec. 31, 2002 through 2006. These maturities do not include future maturities of the ESOP debt guaranteed by the company or commercial paper.

Debt at Dec. 31, consisted of the following (in millions):

	2001	2000
U.S. dollar notes due 2002 to 2012, interest rates from 5.125% to 7.5%	$2,100.0	$2,000.0
U.S. dollar debentures due 2009 to 2041, interest rates from 6.0% to 9.0%	2,300.0	1,750.0
EuroNotes due 2004 to 2006, interest rates from 4.51% to 6.5%	351.0	200.0
Medium-term notes:		
Due 2010, interest rate 5.625%	200.0	—
Due 2001, interest rate 7.44%	—	7.5
Commercial paper, interest rates of 2.30% and 6.72%, respectively, at year-end	600.2	767.2
Industrial revenue bonds, weighted average interest rates of 6.03% and 6.28%, respectively	261.3	252.3
ESOP note guarantee due 2004, interest rate 8.25%	132.2	172.2
Japanese yen/U.S. dollar notes, due 2001, interest rate 4.1%	—	162.8
Miscellaneous items	53.1	62.5
Unamortized debt discounts	(13.9)	(11.8)
Total debt	$5,983.9	$5,362.7

5. Stock Option Plans

Under terms of the company's stock option plans, officers, certain other employees and nonemployee directors may be granted options to purchase the company's common stock at a price equal to the market price on the date the option is granted. Options generally vest over three years and have a maximum term of 10 years. At Dec. 31, 2001, 2000 and 1999, a total of 97 million, 70 million and 80 million shares, respectively, were designated for future issuance of common stock under existing stock option plans.

The company's stock option plans provide for accelerated exercisability on the occurrence of certain events relating to a change in control, merger, sale of substantially all company assets or complete liquidation of the company.

The income tax benefit related to the exercise of employee stock options (a reduction of current taxes payable) was $26.7 million, $74.4 million and $48.5 million for the years ended Dec. 31, 2001, 2000 and 1999, respectively.

Presented below is a summary of stock option activity for the years shown:

	Options Outstanding	*Wtd. Avg. Exercise Price*	*Options Exercisable*	*Wtd. Avg. Exercise Price*
Balance, Dec. 31, 1998	53,083,642	$ 19.49	33,424,410	$15.89
Granted	10,591,292	37.88		
Exercised	(7,016,416)	13.55		
Cancelled	(87,968)	26.60		
Balance, Dec. 31, 1999	56,570,550	$ 23.66	36,166,954	$18.69
Granted	13,005,810	48.68		
Exercised	(10,153,146)	15.99		
Cancelled	(252,140)	32.32		
Balance, Dec. 31, 2000	59,171,074	$ 30.44	36,151,446	$22.53
Granted	13,895,238	42.95		
Exercised	(3,986,476)	18.29		
Cancelled	(180,803)	44.39		
Balance, Dec. 31, 2001	**68,899,033**	**$33.63**	**44,100,568**	**$27.71**

The following table provides additional information for options outstanding and exercisable at Dec. 31, 2001:

Options Outstanding			
Range of Prices	*Number*	*Wtd. Avg. Remaining Life*	*Wtd. Avg. Exercise Price*
$10-19	**8,186,343**	**3 yrs**	**$14.76**
20-29	**23,646,766**	**6 yrs**	**24.63**
30-39	**10,454,319**	**8 yrs**	**37.83**
40-49	**26,611,605**	**9 yrs**	**45.77**
$10-49	**68,899,033**		**$33.63**

Options Exercisable		
Range of Prices	*Number*	*Wtd. Avg. Exercise Price*
$10-19	**8,186,343**	**$14.76**
20-29	**23,646,766**	**24.63**
30-39	**7,280,197**	**37.85**
40-49	**4,987,262**	**48.74**
$10-49	**44,100,568**	**$27.71**

Pro Forma Fair Value Disclosures

Had employee compensation expense been recognized based on the fair value of the stock options on the grant date under the methodology prescribed by FAS 123, the company's net income and diluted earnings per share for the three years ended Dec. 31, would have been impacted as shown in the following table (in millions, except per share).

	2001	2000	1999
Reported net income	**$1,704.5**	$1,551.6	$1,402.2
Pro forma net income	**1,635.9**	1,508.8	1,373.3
Reported diluted earnings per share	**1.89**	1.69	1.47
Pro forma diluted earnings per share	**1.81**	1.64	1.44

The fair value of stock options granted, which is hypothetically amortized to compensation expense over the vesting period in determining the pro forma impact noted above, has been estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2001	2000	1999
Expected life of option	**7 yrs.**	5 yrs.	5 yrs.
Risk-free interest rate	**4.9%**	5.7%	6.2%
Expected volatility of Anheuser-Busch stock	**24%**	22%	18%
Expected dividend yield on Anheuser-Busch stock	**1.7%**	1.4%	1.6%

The weighted average fair value of options granted during 2001, 2000 and 1999 determined using the Black-Scholes model is as follows (in millions, except per option):

	2001	2000	1999
Fair value of each option granted	**$12.76**	$13.14	$9.38
Total number of options granted	**13.9**	13.0	10.6
Total fair value of all options granted	**$177.4**	$170.8	$99.4

For FAS 123 disclosure purposes, the weighted average fair value of stock options granted is required to be based on a theoretical option-pricing model such as the Black-Scholes method. In actuality, because the company's employee stock options are not traded on an exchange, employees can receive no value nor derive any benefit from holding stock options under these plans without an increase in the market price of Anheuser-Busch stock. Such an increase in stock price benefits all stockholders commensurately.

6. Employee Stock Ownership Plans

In 1989, the company added Employee Stock Ownership Plans (ESOPs) to its existing Deferred Income Stock Purchase and Savings Plans (401(k) plans). Most regular employees are eligible for participation in the ESOPs. The ESOPs initially borrowed $500 million for a term of 15 years at an interest rate of 8.25% and used the proceeds to buy approximately 45.4 million shares of common stock from the company at market price. The ESOP debt is guaranteed by the company and the shares are being allocated to participants over the 15-year period as contributions are made to the plans. The ESOPs purchased an additional .4 million shares from the company using proceeds from the sale of spin-off-related Earthgrains shares in 1996. Of the 45.8 million total shares purchased, 39.4 million shares have been allocated to plan participants through Dec. 31, 2001.

ESOP cash contributions and income or expense recorded during the year are determined by several factors, including the market price of Anheuser-Busch common stock, number of shares allocated to participants, debt service requirements, dividends on unallocated shares and the company's matching contribution. Over the 15-year life of the ESOPs, total expense recognized will equal total cash contributions made by the company for ESOP debt service.

ESOP income or expense is allocated to operating expense and interest expense based on the ratio of principal and interest payments on the underlying ESOP debt. Total ESOP income or expense for the three years ended Dec. 31, is presented below (in millions):

	2001	2000	1999
Operating (income)/expense	**$5.2**	$(1.2)	$1.7
Interest (income)/expense	**1.0**	(.9)	.9
Total ESOP (income)/expense	**$6.2**	$(2.1)	$2.6

Cash contributions are made to the ESOPs in March and September to correspond with debt service requirements. A summary of cash contributions and dividends on unallocated ESOP shares for the three years ended Dec. 31, is presented below (in millions):

	2001	2000	1999
Cash contributions	**$1.3**	$ —	$2.5
Dividends	**5.2**	6.5	7.8

7. Preferred and Common Stock

Common Stock Activity

Common stock activity for the three years ended Dec. 31, is summarized below (in millions of shares):

	2001	2000	1999
Common Stock:			
Beginning common stock	**1,441.5**	1,432.2	1,425.4
Shares issued under stock plans	**3.7**	9.3	6.8
Common stock	**1,445.2**	1,441.5	1,432.2
Treasury Stock:			
Beginning treasury stock	**(537.9)**	(510.0)	(472.2)
Treasury stock acquired	**(28.2)**	(28.2)	(37.8)
Treasury stock issued	**—**	.3	—
Cumulative treasury stock	**(566.1)**	(537.9)	(510.0)
Net Common Stock Outstanding	**879.1**	903.6	922.2

Stock Repurchase Programs

The Board of Directors has approved various resolutions authorizing the company to purchase shares of its common stock, in order to return cash to shareholders and to meet the requirements of the company's various stock purchase and incentive plans. At Dec. 31, 2001, approximately 57 million shares remained available for repurchase under a February 2000 authorization totaling 100 million total shares.

The company repurchased 28.2 million shares of common stock in 2001 and 2000, and 37.8 million common shares in 1999, for $1,163.8 million, $986.5 million and $1,349.2 million, respectively.

Stockholder Rights Plan

The Board of Directors adopted in 1985, and extended in 1994, a Stockholder Rights Plan that would permit shareholders to purchase common stock at prices substantially below market value under certain change-in-control scenarios.

Preferred Stock

At Dec. 31, 2001 and 2000, 40 million shares of $1.00 par value preferred stock were authorized and unissued.

8. Retirement Benefits

Pension Plans

The company has pension plans covering substantially all of its regular employees. Total pension expense for the three years ended Dec. 31, is presented below (in millions). Contributions to multi-employer plans in which the company and its subsidiaries participate are determined in accordance with the provisions of negotiated labor contracts and are based on employee hours or weeks worked.

Pension expense recognized for multi-employer and defined contribution plans equals cash contributions for all years shown.

	2001	2000	1999
Single-employer defined benefit plans	$12.1	$ 7.3	$21.1
Multi-employer plans	16.2	15.5	15.7
Defined contribution plans	20.2	18.5	18.3
Total pension expense	$48.5	$41.3	$55.1

Net annual pension expense for single-employer defined benefit plans was comprised of the following for the three years ended Dec. 31, (in millions):

	2001	2000	1999
Service cost (benefits earned during the year)	$ 59.8	$ 59.2	$ 63.2
Interest cost on projected benefit obligation	136.7	125.6	116.7
Assumed return on plan assets	(201.6)	(185.2)	(169.2)
Amortization of prior service cost and net actuarial losses	17.2	7.7	10.4
Net annual pension expense	$ 12.1	$ 7.3	$ 21.1

The key actuarial assumptions used in determining annual pension expense for single-employer defined benefit plans for the three years ended Dec. 31, follow:

	2001	2000	1999
Discount rate	7.5%	7.5%	7.0%
Long-term rate of return on plan assets	10.0%	10.0%	10.0%
Weighted average rate of compensation increase	4.75%	4.75%	4.75%

The following table provides a reconciliation between the funded status of single-employer defined benefit plans and prepaid pension cost for the two years ended Dec. 31 (in millions):

	2001	2000
Funded status — plan assets (less than)/in excess of projected benefit obligation	$(216.9)	$ 397.1
Unrecognized net actuarial loss/(gain)	313.4	(318.3)
Unamortized prior service cost	135.9	145.7
Prepaid pension cost	$ 232.4	$ 224.5

The following assumptions were used in determining the funded status of the single-employer defined benefit plans as of Dec. 31:

	2001	2000
Discount rate	7.25%	7.5%
Weighted average rate of compensation increase	4.75%	4.75%

The following tables summarize the changes in projected benefit obligation and the fair value of plan assets for single-employer defined benefit plans during the two years ended Dec. 31 (in millions):

	2001	2000
Projected benefit obligation, beginning of year	$1,880.0	$1,746.1
Service cost	59.8	59.2
Interest cost	136.7	125.6
Plan amendments	(0.2)	10.5
Actuarial loss	101.1	72.8
Benefits paid	(126.1)	(134.2)
Projected benefit obligation, end of year	$2,051.3	$1,880.0

	2001	2000
Fair market value of plan assets, beginning of year	$2,277.1	$2,066.5
Actual return on plan assets	(339.9)	317.4
Employer contributions	23.3	27.4
Benefits paid	(126.1)	(134.2)
Fair market value of plan assets, end of year	$1,834.4	$2,277.1

Pension plan assets consist primarily of corporate equity securities and publicly traded bonds. A minimum pension liability adjustment is necessary whenever the actuarial present value of accumulated pension benefits exceeds plan assets. Recording a minimum pension liability adjustment has no impact on the results of operations or cash flow.

At Dec. 31, 2001, the company recognized minimum pension obligations of $230.7 million for its domestic pension plans and $36.7 million related to its equity subsidiaries, by recording an intangible asset for unrecognized prior service costs of $56.9 million and a charge to equity (net of deferred taxes of $78.9 million) of $131.6 million.

Postretirement Health Care and Insurance Benefits

The company provides certain health care and life insurance benefits to eligible retired employees. Participants must have 10 years of continuous service after reaching age 45 to become eligible for partial retiree health care benefits. Employees become eligible for full retiree health care benefits after achieving specific age and total years of service requirements.

Net periodic postretirement benefits expense for company health care and life insurance plans was comprised of the following for the three years ended Dec. 31 (in millions):

	2001	2000	1999
Service cost	$ 18.9	$ 16.8	$ 16.8
Interest cost on accumulated postretirement benefits obligation	30.4	27.7	24.0
Amortization of prior service benefit	(11.6)	(11.6)	(11.6)
Amortization of actuarial (gains)	(5.4)	(8.6)	(13.0)
Net periodic postretirement benefits expense	$ 32.3	$ 24.3	$ 16.2

The following tables summarize the changes in the accumulated and total postretirement benefit obligations for all company single-employer defined benefit health care and life insurance plans for the two years ended Dec. 31 (in millions):

	2001	2000
Accumulated postretirement benefits obligation, beginning of year	$400.0	$369.9
Service cost	18.9	16.8
Interest cost	30.4	27.7
Actuarial loss	53.3	17.0
Benefits paid	(36.1)	(31.4)
Accumulated postretirement benefits obligation, end of year	$466.5	$400.0

	2001	2000
Accumulated postretirement benefits obligation	$466.5	$400.0
Unrecognized prior service benefits	52.9	64.6
Unrecognized net actuarial gains/(losses)	(5.1)	53.6
Total postretirement benefits liability	$514.3	$518.2

As of Dec. 31, 2001 and 2000, $31.4 million and $25.5 million of the total postretirement benefits liability was classified as current and $482.9 million and $492.7 million was classified as long-term, respectively. Postretirement benefit obligations are not prefunded and there are no assets associated with the plans.

The key actuarial assumptions used in determining the accumulated postretirement benefit obligation for the three years ended Dec. 31 are provided in the table below. For actuarial purposes, the initial health care inflation rate is assumed to decline ratably to the future rate over a four-year period beginning in year nine, and then remain stable thereafter.

If the assumed health care cost trend rate changed by 1%, the accumulated postretirement benefit obligation as of Dec. 31, 2001 would change by 11.3%, with a corresponding change of 15.5% in net periodic postretirement benefits expense.

	2001	2000	1999
Initial health care inflation rate	10.6%	9.1%	9.6%
Future health care inflation rate	5.3%	5.4%	5.4%
Discount rate	7.75%	8.0%	8.0%

9. Earnings Per Share of Common Stock

Earnings per share are computed by dividing net income by weighted average common shares outstanding during the period. Basic earnings per share are computed using an unadjusted weighted average number of shares of common stock. Diluted earnings per share are computed using the weighted average number of shares of common stock, plus an adjustment for in-the-money stock options.

A reconciliation between basic and diluted weighted average shares outstanding for the three years ended Dec. 31, follows (millions of shares). There were no adjustments to income available to common shareholders for any year shown.

	2001	2000	1999
Basic weighted average shares outstanding	890.1	906.1	939.0
Stock option shares	11.5	13.6	14.7
Diluted weighted average shares outstanding	901.6	919.7	953.7

10. Income Taxes

Following are the components of the provision for income taxes for the three years ended Dec. 31 (in millions):

	2001	2000	1999
Current tax provision:			
Federal	$805.3	$698.1	$615.9
State	124.2	102.0	106.3
Foreign	2.6	(.5)	.4
	932.1	799.6	722.6
Deferred tax provision:			
Federal	(15.9)	25.4	32.3
State	(2.3)	3.2	4.7
Foreign	(.7)	.1	3.3
	(18.9)	28.7	40.3
Total tax provision	$913.2	$828.3	$762.9

The deferred tax provision results from temporary differences between financial reporting and income tax filing for the basis of assets and liabilities, and in the recognition of income and expense items. The primary temporary differences relate to fixed assets with a tax effect of ($21.3) million in 2001, $14.4 million in 2000 and $19.1 million in 1999. The 2001 deferred tax provision includes the impact of reversing a deferred tax liability due to the sale of SeaWorld Cleveland.

The company's deferred tax liabilities and deferred tax assets are summarized below. Deferred tax liabilities result primarily from tax deductions received prior to expense recognition for financial reporting purposes. Deferred tax assets relate primarily to expenses recognized for financial reporting purposes that are not yet deductible for tax purposes.

	2001	2000
Deferred tax liabilities:		
Fixed assets	$1,648.3	$1,669.6
Other	264.9	234.1
Total deferred tax liabilities	1,913.2	1,903.7
Deferred tax assets:		
Postretirement benefits	194.3	195.8
Minimum pension obligation	66.0	—
Spare parts & production supplies	64.0	66.5
Compensation-related obligations	56.3	45.7
Accrued liabilities and other	244.0	222.8
Total deferred tax assets	624.6	530.8
Net deferred tax liabilities	$1,288.6	$1,372.9

A reconciliation between the U.S. federal statutory tax rate and Anheuser-Busch's effective tax rate for the three years ended Dec. 31 is presented below:

	2001	2000	1999
Federal statutory tax rate	35.0%	35.0%	35.0%
State taxes, net of federal benefit	3.3	3.2	3.6
Impact of foreign operations	.1	.1	.2
Other items, net	—	(.3)	(.8)
Effective tax rate	38.4%	38.0%	38.0%

11. Supplemental Information

Accounts payable include $92.3 million and $104.2 million, respectively, of outstanding checks at Dec. 31, 2001 and 2000.

Supplemental cash flow information for the three years ended Dec. 31 is presented below (in millions):

Cash paid during the year:	2001	2000	1999
Interest, net of interest capitalized	$ 313.1	$ 304.7	$ 286.9
Income taxes	889.8	770.8	706.2
Excise taxes	2,052.6	2,042.9	2,016.6
Changes in working capital:			
(Increase)/decrease in current assets:			
Accounts receivable	$ (20.5)	$ 28.6	$ (18.9)
Inventories	16.5	15.5	(0.4)
Other current assets	4.2	16.4	(13.6)
Increase/(decrease) in current liabilities:			
Accounts payable	4.2	8.2	26.9
Accrued salaries, wages and benefits	(20.6)	28.0	15.2
Accrued taxes	29.4	(36.8)	(29.4)
Other current liabilities	43.6	(32.4)	14.4
Net decrease/(increase) in working capital	$ 56.8	$ 27.5	$ (5.8)

The components of plant and equipment as of Dec. 31 are summarized below (in millions):

	2001	2000
Land	$ 272.4	$ 260.5
Buildings	4,033.9	3,863.0
Machinery and equipment	10,770.9	10,386.2
Construction in progress	401.1	642.1
	15,478.3	15,151.8
Accumulated depreciation	(7,088.3)	(6,908.0)
Net plant and equipment	$ 8,390.0	$ 8,243.8

The components of other assets as of Dec. 31 are summarized below (in millions):

	2001	2000
Investment properties	$ 115.0	$ 120.1
Goodwill	411.3	413.9
Deferred charges	623.2	539.6
Total other assets	$1,149.5	$1,073.6

12. Commitments and Contingencies

The company had commitments for capital expenditures of approximately $115 million at Dec. 31, 2001. Obligations under capital and operating leases and inventory purchase contracts are not material.

In January 1997, Maris Distributing Company, Inc., a former Anheuser-Busch wholesaler in Florida, initiated litigation against the company alleging breach of contract and 12 other claims. Anheuser-Busch terminated its distribution agreement with Maris Distributing in March 1997. During the course of litigation, nine claims were resolved in favor of Anheuser-Busch. In August 2001, a jury rendered a verdict against the company in the amount of $50 million on two remaining claims. The Court subsequently awarded plaintiffs an additional $22.6 million in accumulated prejudgment interest on the jury award which continues to accrue.

Anheuser-Busch continues to believe it acted appropriately in terminating the distribution agreement of Maris Distributing. Both Maris and the company have appealed. Anheuser-Busch is vigorously contesting the judgment and the ultimate outcome cannot presently be predicted. The company's results for 2001 do not include any expense related to the Maris Distributing judgment or interest.

The company and certain of its subsidiaries are involved in additional claims and legal proceedings in which monetary damages and other relief is sought. The company is vigorously contesting these claims, however resolution is not expected to occur quickly, and their ultimate outcome cannot presently be predicted. It is the opinion of management that the ultimate resolution of these claims, legal proceedings and other contingencies, either individually or in the aggregate, will not materially affect the company's financial position, results of operations, or liquidity.

13. Quarterly Financial Data (unaudited)

	Net Sales	*Gross Profit*	*Net Income*	*Diluted Earnings Per Share*
Year ended Dec. 31, 2001				
1st Quarter.....	$ 3,044.2	$1,117.3	$ 394.4	$ .43
2nd Quarter....	3,452.0	1,371.4	523.7	.58
3rd Quarter....	3,522.2	1,462.0	558.6	.62
4th Quarter....	2,893.1	1,010.4	227.8	.26
Annual.........	$12,911.5	$4,961.1	$1,704.5	$ 1.89

	Net Sales	*Gross Profit*	*Net Income*	*Diluted Earnings Per Share*
Year ended Dec. 31, 2000				
1st Quarter.....	$ 2,866.1	$ 1,032.2	$ 350.3	$ .38
2nd Quarter....	3,327.9	1,291.6	477.7	.52
3rd Quarter....	3,461.8	1,388.1	514.5	.56
4th Quarter....	2,843.6	957.6	209.1	.23
Annual.........	$ 12,499.4	$ 4,669.5	$ 1,551.6	$ 1.69

In the fourth quarter of 2001, the company changed its presentation of pass-through finished product delivery costs reimbursed by customers. For comparability, information from prior periods has been recast to conform to the current presentation.

14. Goodwill and Other Intangible Assets

Effective Jan. 1, 2002, Anheuser-Busch adopted FAS 142, "Goodwill and Other Intangible Assets." Under FAS 142, goodwill existing as of the adoption date is no longer subject to periodic amortization. The company had unamortized goodwill of $1.3 billion at Jan. 1, 2002 related to its consolidated and equity subsidiaries. The impact of goodwill amortization expense on net income in 2001 was $35.8 million, or $.04 per share.

The company has completed the required transitional goodwill impairment analysis for FAS 142 adoption purposes and found no impaired goodwill. Prospectively, goodwill will be reviewed for impairment at least annually, with its ongoing recoverability monitored based on applicable operating unit performance and consideration of significant events or changes in the overall business environment.

At Jan. 1, 2002, the company moved $70.5 million of intangible assets from goodwill into distinct intangible asset categories, primarily indefinite lived product distribution rights. Distribution rights reflect amounts paid to third parties to obtain exclusive beer wholesaler territories. The company holds these rights in perpetuity and has demonstrated an ability to exchange them for cash or other assets.

Distribution rights comprise the majority of Anheuser-Busch's non-goodwill intangible assets.

15. Business Segments

The company categorizes its operations into five business segments: Domestic Beer, International Beer, Packaging, Entertainment and Other.

The Domestic Beer segment consists of the company's U.S. beer operations including vertically integrated rice, barley and hops operations.

The International Beer segment consists of the company's export sales and overseas beer production and marketing operations, which include company-owned operations in China and the United Kingdom, administration of contract and license brewing arrangements and equity investments. The company sells beer in more than 80 countries, with principal markets in Canada, the United Kingdom, Ireland and China.

The Packaging segment is comprised of the company's aluminum beverage can and lid manufacturing, aluminum recycling, label printing and glass manufacturing operations. Cans and lids are produced for both the company's domestic beer operations and U.S. soft drink industry customers.

The Entertainment segment consists of the company's SeaWorld, Busch Gardens and other adventure park operations. In the first quarter of 2001, the company sold its SeaWorld Cleveland theme park to Six Flags, Inc. for $110 million, and recognized a $17.8 million pretax gain ($.005 per share, after-tax) which is shown as a separate line item in the consolidated statement of income. The company did not sell or grant license to the SeaWorld name.

The Other segment is comprised of the company's real estate development, transportation and communications businesses.

Summarized on the following page is the company's business segment information for 2001, 2000 and 1999 (in millions). Intersegment sales are fully eliminated in consolidation. No single customer accounted for more than 10% of sales. General corporate expenses, including net interest expense, are not allocated to the operating segments.

2001	Domestic Beer	Int'l Beer	Pkg.	Enter.	Other	Corp. & Elims (1)	Consol.
Income Statement Information:							
Gross sales	$ 11,935.0	669.8	1,999.8	847.6	108.0	(587.2)	$ 14,973.0
Net sales - intersegment	$ —	—	829.0	—	25.0	(854.0)	$ —
Net sales - external	$ 9,988.2	555.1	1,170.8	847.6	83.0	266.8	$ 12,911.5
Depreciation & amortization	$ 585.7	22.2	85.7	93.5	5.4	42.0	$ 834.5
Income before income taxes	$ 2,676.4	58.3	107.5	147.4	7.3	(619.3)	$ 2,377.6
Equity income, net of tax	$ —	240.1	—	—	—	—	$ 240.1
Net income	$ 1,654.6	276.1	66.5	85.6	4.5	(382.8)	$ 1,704.5
Balance Sheet Information:							
Total assets	$ 7,607.5	3,026.1	904.6	1,307.3	210.2	806.3	$ 13,862.0
Equity method investments	$ —	2,540.5	—	—	—	—	$ 2,540.5
Foreign-located fixed assets	$ —	209.6	—	—	—	—	$ 209.6
Capital expenditures	$ 710.0	21.5	108.4	88.8	23.2	70.1	$ 1,022.0

2000	Domestic Beer	Int'l Beer	Pkg.	Enter.	Other	Corp. & Elims (1)	Consol.
Income Statement Information:							
Gross sales	$ 11,490.5	647.8	2,012.2	837.9	122.8	(577.0)	$ 14,534.2
Net sales - intersegment	$ —	—	788.4	—	26.2	(814.6)	$ —
Net sales - external	$ 9,559.5	544.0	1,223.8	837.9	96.6	237.6	$ 12,499.4
Depreciation & amortization	$ 555.0	19.7	87.9	94.3	5.6	41.0	$ 803.5
Income before income taxes	$ 2,490.3	33.2	87.8	114.5	15.5	(561.4)	$ 2,179.9
Equity income, net of tax	$ —	200.0	—	—	—	—	$ 200.0
Net income	$ 1,544.0	220.6	54.4	71.0	9.6	(348.0)	$ 1,551.6
Balance Sheet Information:							
Total assets	$ 7,474.3	2,492.3	869.2	1,387.3	206.1	643.5	$ 13,072.7
Equity method investments	$ —	1,949.3	—	—	—	—	$ 1,949.3
Foreign-located fixed assets	$ —	213.1	—	—	—	—	$ 213.1
Capital expenditures	$ 744.7	21.2	125.9	128.6	17.1	37.0	$ 1,074.5

1999	Domestic Beer	Int'l Beer	Pkg.	Enter.	Other	Corp. & Elims (1)	Consol.
Income Statement Information:							
Gross sales	$ 10,966.8	763.3	1,941.9	750.5	120.2	(628.2)	$ 13,914.5
Net sales - intersegment	$ —	—	790.7	—	28.7	(819.4)	$ —
Net sales - external	$ 9,088.2	622.3	1,151.2	750.5	91.5	191.2	$ 11,894.9
Depreciation & amortization	$ 535.5	20.2	94.6	89.7	6.1	30.9	$ 777.0
Income before income taxes	$ 2,268.8	(19.5)	149.8	111.9	12.4	(515.8)	$ 2,007.6
Equity income, net of tax	$ —	157.5	—	—	—	—	$ 157.5
Net income	$ 1,406.7	145.4	92.9	69.4	7.7	(319.9)	$ 1,402.2
Balance Sheet Information:							
Total assets	$ 7,183.9	2,439.6	843.6	1,360.4	197.0	615.9	$ 12,640.4
Equity method investments	$ —	1,787.9	—	—	—	—	$ 1,787.9
Foreign-located fixed assets	$ —	221.4	—	—	—	—	$ 221.4
Capital expenditures	$ 563.2	45.3	49.7	162.6	13.5	31.0	$ 865.3

Note 1: Corporate assets principally include cash, marketable securities, deferred charges and certain fixed assets. Eliminations impact only gross and intersegment sales. External net sales reflects the reporting of pass-through delivery costs reimbursed by customers of $266.8 million, $237.6 million and $191.2 million in 2001, 2000 and 1999, respectively.

FINANCIAL SUMMARY—OPERATIONS

Anheuser-Busch Companies and Subsidiaries

(In millions, except per share data)	2001	2000	1999
Barrels of A-B beer brands sold worldwide	107.2	105.6	102.9
Gross sales	$14,973.0	$14,534.2	$13,914.5
Excise taxes	(2,061.5)	(2,034.8)	(2,019.6)
Net sales	12,911.5	12,499.4	11,894.9
Cost of products and services	(7,950.4)	(7,829.9)	(7,445.6)
Gross profit	4,961.1	4,669.5	4,449.3
Marketing, distribution and administrative expenses	(2,255.9)	(2,174.8)	(2,147.0)
Gain on sale of business (1)	17.8	—	—
Shutdown of Tampa brewery	—	—	—
Restructuring charge	—	—	—
Operating income	2,723.0	2,494.7	2,302.3
Interest expense	(361.2)	(348.2)	(307.8)
Interest capitalized	26.9	33.3	18.2
Interest income	1.1	1.1	4.3
Other income/(expense), net	(12.2)	(1.0)	(9.4)
Income before income taxes	2,377.6	2,179.9	2,007.6
Provision for income taxes (current and deferred)	(913.2)	(828.3)	(762.9)
Revaluation of deferred tax liability under FAS 109	—	—	—
Equity income, net of tax	240.1	200.0	157.5
Income from continuing operations	1,704.5	1,551.6	1,402.2
Income/(loss) from discontinued operations	—	—	—
Income before accounting changes	1,704.5	1,551.6	1,402.2
Cumulative effect of accounting changes	—	—	—
Net income	$ 1,704.5	$ 1,551.6	$ 1,402.2
Basic Earnings Per Share:			
Income from continuing operations	$ 1.91	$ 1.71	$ 1.49
Income/(loss) from discontinued operations	—	—	—
Income before accounting changes	1.91	1.71	1.49
Cumulative effect of accounting changes	—	—	—
Net income	$ 1.91	$ 1.71	$ 1.49
Diluted Earnings Per Share:			
Income from continuing operations	$ 1.89	$ 1.69	$ 1.47
Income/(loss) from discontinued operations	—	—	—
Income before accounting changes	1.89	1.69	1.47
Cumulative effect of accounting changes	—	—	—
Net income	$ 1.89	$ 1.69	$ 1.47
Cash dividends paid on common stock	$ 614.1	$ 571.0	$ 544.7
Per share	.69	.63	.58
Weighted average number of common shares:			
Basic	890.1	906.1	939.0
Diluted	901.6	919.7	953.7

All share and per share information reflects the two-for-one stock splits effective Sept. 18, 2000 and Sept. 12, 1996 and the 1997 adoption of FAS 128, "Earnings per Share." Gross sales, net sales and cost of products and services for all years reflect the change made in 2001 for the presentation of pass-through finished product delivery costs reimbursed by customers. This change had a minor impact on revenue and profit margin growth, and had no impact on cash flow, operating income, net income and earnings per share. All information has been restated to recognize the 1995 divestiture of the Food Products segment.

Note 1: Sale of SeaWorld Cleveland in 2001; Sale of the St. Louis Cardinals in 1996.

Note 2: 1997 change in accounting for deferred systems reengineering costs, net of tax benefit of $6.2 million. 1992 change in accounting for income taxes and other postretirement benefits, net of tax benefit of $186.4 million.

1998	1997	1996	1995	1994	1993	1992	1991
99.8	96.6	95.1	90.9	91.3	89.7	88.9	87.9
$13,342.5	$12,936.0	$12,721.8	$12,100.1	$11,793.9	$11,232.5	$11,089.7	$10,708.2
(1,962.1)	(1,766.2)	(1,737.8)	(1,664.0)	(1,679.7)	(1,679.8)	(1,668.6)	(1,637.9)
11,380.4	11,169.8	10,984.0	10,436.1	10,114.2	9,552.7	9,421.1	9,070.3
(7,297.1)	(7,200.5)	(7,064.9)	(6,886.6)	(6,581.0)	(6,252.8)	(6,132.9)	(6,029.8)
4,083.3	3,969.3	3,919.1	3,549.5	3,533.2	3,299.9	3,288.2	3,040.5
(1,958.0)	(1,916.3)	(1,890.0)	(1,756.6)	(1,679.9)	(1,612.1)	(1,583.7)	(1,409.5)
—	—	54.7	—	—	—	—	—
—	—	—	(160.0)	—	—	—	—
—	—	—	—	—	(401.3)	—	—
2,125.3	2,053.0	2,083.8 [3]	1,632.9 [4]	1,853.3	1,286.5 [5]	1,704.5	1,631.0
(291.5)	(261.2)	(232.8)	(225.9)	(219.3)	(205.1)	(194.6)	(234.0)
26.0	42.1	35.5	24.3	21.8	35.2	46.9	45.6
5.8	7.9	9.4	9.9	2.6	3.4	4.4	6.6
(13.0)	(9.3)	(3.0)	20.5	17.6	21.0	(2.5)	1.3
1,852.6	1,832.5	1,892.9 [3]	1,461.7 [4]	1,676.0	1,141.0 [5]	1,558.7	1,450.5
(704.3)	(703.6)	(736.8)	(575.1)	(661.5)	(452.6)	(594.6)	(549.6)
—	—	—	—	—	(31.2)	—	—
85.0	50.3	—	—	—	—	—	—
1,233.3	1,179.2	1,156.1 [3]	886.6 [4]	1,014.5	657.2 [5]	964.1	900.9
—	—	33.8	(244.3)	17.6	(62.7)	30.1	38.9
1,233.3	1,179.2	1,189.9	642.3	1,032.1	594.5	994.2	939.8
—	(10.0) [2]	—	—	—	—	(76.7) [2]	—
$ 1,233.3	$ 1,169.2	$ 1,189.9	$ 642.3	$ 1,032.1	$ 594.5	$ 917.5	$ 939.8
$ 1.28	$ 1.19	$ 1.16	$ .86	$ .96	$ .60	$ .85	$ .79
—	—	.03	(.23)	.02	(.05)	.02	.03
1.28	1.19	1.19	.63	.98	.55	.87	.82
—	(.01) [2]	—	—	—	—	(.06) [2]	—
$ 1.28	$ 1.18	$ 1.19	$ .63	$ .98	$ .55	$ .81	$ .82
$ 1.27	$ 1.18	$ 1.14 [3]	$ .85 [4]	$ .95	$ .60 [5]	$ .84	$ .78
—	—	.03	(.23)	.02	(.05)	.02	.03
1.27	1.18	1.17	.62	.97	.55	.86	.81
—	(.01) [2]	—	—	—	—	(.06) [2]	—
$ 1.27	$ 1.17	$ 1.17	$ .62	$ .97	$ .55	$ .80	$ .81
$ 521.0	$ 492.6	$ 458.9	$ 429.5	$ 398.8	$ 370.0	$ 338.3	$ 301.1
.54	.50	.46	.42	.38	.34	.30	.26
964.2	985.3	998.2	1,021.7	1,049.2	1,088.7	1,127.3	1,136.0
975.0	999.4	1,021.2	1,048.8	1,076.1	1,117.2	1,163.3	1,171.6

Note 3: 1996 results include the impact of the gain on the sale of the St. Louis Cardinals. Excluding the Cardinals gain, operating income, pretax income, income from continuing operations and diluted earnings per share would have been $2,029.1 million, $1,838.2 million, $1,122.7 million and $1.10, respectively.

Note 4: 1995 results include the impact of the one-time pretax charge of $160 million for the closure of the Tampa brewery, and the $74.5 million pretax impact of the beer wholesaler inventory reduction. Excluding these nonrecurring special items, operating income, pretax income, income from continuing operations and diluted earnings per share would have been $1,867.4 million, $1,696.2 million, $1,032.3 million and $.99, respectively.

Note 5: 1993 results include the impact of two nonrecurring special charges. These charges are (1) a restructuring charge ($401.3 million, pretax) and (2) a revaluation of the deferred tax liability due to the 1% increase in federal tax rates ($31.2 million, after-tax). Excluding these nonrecurring special charges, operating income, pretax income, income from continuing operations and diluted earnings per share would have been $1,687.8 million, $1,542.3 million, $935.2 million and $.84, respectively.

Anheuser-Busch Companies and Subsidiaries

(In millions, except per share and statistical data)	2001	2000	1999
Balance Sheet Information:			
Working capital (deficit)	$ (181.9)	$ (127.8)	$ (350.4)
Current ratio	0.9	0.9	0.8
Debt	5,983.9	5,362.7	5,122.9
Shareholders equity	4,061.5	4,128.9	3,921.5
Return on shareholders equity	41.6%	38.5%	34.5%
Debt to total capitalization ratio	59.6%	56.5%	56.6%
Book value per share	4.62	4.57	4.25
Total assets	13,862.0	13,072.7	12,640.4
Other Information:			
Capital expenditures	$ 1,022.0	$ 1,074.5	$ 865.3
Price/earnings ratio	23.9	26.9	24.1
Market price range of common stock (high and low closing)	46.51-38.50	49.81-27.47	40.81-32.59

All share and per share information reflects the two-for-one stock splits effective Sept.18, 2000 and Sept. 12, 1996. All information has been restated to recognize the 1995 divestiture of the Food Products segment.

1998	1997	1996	1995	1994	1993	1992	1991
$ (89.9)	$ 83.2	$ 34.9	$ 268.6	$ 57.0	$ (41.3)	$ 247.8	$ 107.9
0.9	1.1	1.0	1.2	1.0	1.0	1.2	1.1
4,718.6	4,365.6	3,270.9	3,270.1	3,066.4	3,019.7	2,630.3	2,627.9
4,216.0	4,041.8	4,029.1	4,433.9	4,415.5	4,255.5	4,620.4	4,438.1
29.9%	29.2% (1)	30.0% (2)	25.0% (3)	29.9%	18.8% (4)	27.6% (1)	30.2%
52.8%	51.9%	44.8%	47.1%	47.3%	47.3%	42.0%	43.9%
4.42	4.15	4.05	3.61	3.32	3.35	3.25	2.95
12,484.3	11,727.1	10,463.6	10,590.9	10,547.4	10,267.7	9,954.9	9,642.5
$ 817.5	$ 1,199.3	$ 1,084.6	$ 952.5	$ 662.8	$ 656.3	$ 628.8	$ 625.5
25.9	18.6 (1)	17.6 (2)	19.6 (3)	13.1	22.6 (4)	16.9 (1)	18.9
34.13-21.72	23.94-19.75	21.44-16.25	17-12.69	13.81-11.75	15-11	15.13-13	15.38-9.88

Note 1: Ratios calculated based on income from continuing operations before the cumulative effect of accounting changes.

Note 2: Ratios calculated based on reported income from continuing operations, which includes the $54.7 million pretax gain on the sale of the St. Louis Cardinals. Excluding the Cardinals gain, return on shareholders equity would have been 29.2% and the price/earnings ratio would have been 18.1.

Note 3: Ratios calculated based on reported income from continuing operations. Excluding the two nonrecurring 1995 items ($160 million pretax charge for closure of the Tampa brewery and $74.5 million impact of the beer wholesaler inventory reduction), return on shareholders equity would have been 29.1% and the price/earnings ratio would have been 16.8.

Note 4: Ratios calculated based on reported income from continuing operations. Excluding the two nonrecurring 1993 charges ($401.3 million pretax restructuring charge and $31.2 million after-tax FAS 109 charge), return on shareholders equity would have been 26.7% and the price/earnings ratio would have been 13.8.

Anheuser-Busch Companies

World Headquarters

One Busch Place
St. Louis, MO 63118
314-577-2000

Annual Meeting

Wednesday, April 24, 2002, 10 a.m.
St. Charles, Mo.

Transfer Agent, Registrar and Dividend Payments

Mellon Investor Services, L.L.C.
85 Challenger Rd., Overpeck Centre
Ridgefield Park, NJ 07660
888-213-0964
www.melloninvestor.com

Dividend Reinvestment Plan

The company's Dividend Reinvestment Plan allows shareholders to reinvest dividends in Anheuser-Busch Companies common stock automatically, regularly and conveniently — without service charges or brokerage fees. In addition, participating shareholders may supplement the amount invested with voluntary cash investments on the same cost-free basis. Plan participation is voluntary and shareholders may join or withdraw at any time. For more information, contact Mellon Investor Services (address above).

Stock Exchange Listings

New York	Paris
London	Swiss
Frankfurt	

Traded on These Exchanges

Boston	Pacific
Chicago	Philadelphia
Cincinnati	

Ticker Symbol: BUD
Newspaper Listing: AnheuserB

General Information by Phone (toll-free)

800-DIAL-BUD (800-342-5283)

Independent Accountants

PricewaterhouseCoopers LLP
800 Market Street
St. Louis, MO 63101

Trustee for Debentures and Notes

The JPMorgan Chase Bank
450 West 33rd St.
New York, NY 10001
800-275-2048

Trustee for Industrial Revenue Bonds

BNY Trust Company of Missouri
911 Washington Ave.
Lammert Building, Suite 300
St. Louis, MO 63101
800-208-2197

Dividends

Dividends are normally paid in the months of March, June, September and December. Dividends may be electronically deposited into an account at the shareholder's financial institution. Please contact Mellon Investor Services for details.

Other Information

You may obtain, at no charge, a copy of the Anheuser-Busch Companies Annual Report to the Securities and Exchange Commission (Form 10-K) by writing to the Vice President and Secretary's office at our world headquarters, accessing the Internet at http://www.anheuser-busch.com, or by calling 800-DIAL-BUD.

For information about Anheuser-Busch's efforts to enhance shareholder value through community support, you may request a complimentary copy of our "Making Friends... Making a Difference" brochure by writing Corporate Communication at our world headquarters, by accessing the Internet at www.anheuser-busch.com, or by calling 800-DIAL-BUD.

Selected Anheuser-Busch Internet Addresses

www.anheuser-busch.com (corporate, financial and investor information; access to all Anheuser-Busch sites)

www.budweiser.com (brand and sponsorship information; Budweiser merchandise)

www.budlight.com (brand and sponsorship information; Bud Light merchandise)

www.beeresponsible.com (Consumer Awareness and Education)

www.budweisertours.com (brewery tour information; the brewing process)

www.grantsfarm.com (Grant's Farm tour information)

www.buschgardens.com (Busch Gardens information)

www.seaworld.com (SeaWorld information)

www.discoverycove.com (Discovery Cove information)

Anheuser-Busch Companies Subsidiaries

Anheuser-Busch, Inc.
World's largest brewer and U.S. industry leader since 1957; produces approximately 30 brands, including two nonalcohol brews, at 12 U.S. breweries

Anheuser-Busch International, Inc.
Explores and develops beer markets outside the United States

Anheuser-Busch Packaging Group, Inc.
Produces aluminum cans and lids, metalized labels, glass bottles, and crown and closure liner material; recycles aluminum beverage containers; operates 14 U.S. plants

Busch Agricultural Resources, Inc.
Produces and enhances the quality of raw materials for Anheuser-Busch, Inc.

Busch Creative Services Corporation
A marketing, creative services and business communications company

Busch Entertainment Corporation
One of the largest U.S. theme park operators, with nine parks throughout the country

Busch Properties, Inc.
A real estate development company with resort, residential and commercial properties in selected areas of the country

Manufacturers Railway Company
Provides terminal rail-switching services to St. Louis industries and operates trucking subsidiaries

Wholesaler Equity Development Corporation
Shares equity positions with qualified partners in Anheuser-Busch, Inc. distributorships while they build toward total ownership

Anheuser-Busch Companies, Inc.

Strategy Committee

*(*Member of the Corporate Office)*

August A. Busch III*
Chairman of the Board and President

Patrick T. Stokes*
Senior Executive Vice President

W. Randolph Baker
Vice President and Chief Financial Officer

Stephen K. Lambright
Group Vice President and General Counsel

Donald W. Kloth
Vice President and Group Executive

John E. Jacob
Executive Vice President and Chief Communications Officer

Thomas W. Santel
Vice President—Corporate Development

Stephen J. Burrows
Vice President—International Operations

Victor G. Abbey
Chairman of the Board and President—Busch Entertainment Corporation

August A. Busch IV
Vice President and Group Executive

Mark T. Bobak
Vice President—Corporate Human Resources

Joseph P. Sellinger
Vice President and Group Executive

Douglas J. Muhleman
Group Vice President, Brewing Operations & Technology—Anheuser-Busch, Inc.

Other Officers

Richard F. Keating
Vice President and Senior Government Affairs Officer

Royce J. Estes
Vice President and Senior Deputy General Counsel

JoBeth G. Brown
Vice President and Secretary

James D. Starling
Region Vice President (West)—Government Affairs

John S. Koykka
Vice President—International Development

Francine I. Katz
Vice President—Consumer Affairs

John T. Farrell
Vice President—Employee Benefits

Stephen D. LeResche
Vice President—Public Communications

John F. Kelly
Vice President and Controller

Charles R. Koenig
Vice President

William J. Kimmins Jr.
Vice President and Treasurer

Lisa A. Joley
Vice President and Deputy General Counsel—Litigation

Robert J. Byrne
Vice President and Chief Information Officer

Thomas J. Adamitis
Vice President —Corporate Purchasing

Gary L. Rutledge
Vice President—Corporate Labor Relations

Sabrina M. Wrenn
Vice President—Labor and Benefits Law

Rodney D. Forth
Region Vice President (Central)—Government Affairs

Jeremiah A. Mullane
Region Vice President (East)—Government Affairs

John D. Castagno
Tax Controller

Gary R. Aldenderfer
General Auditor

Laura H. Reeves
Assistant Secretary

David C. Sauerhoff
Assistant Treasurer

William J. Mayor
Assistant Controller

Principal Officers of Anheuser-Busch Companies Subsidiaries

Anheuser-Busch, Inc.

(†Member of the Anheuser-Busch, Inc. Management Committee)

August A. Busch III
Chairman of the Board

Patrick T. Stokes†
President and Chief Executive Officer

August A. Busch IV†
Group Vice President—Marketing and Wholesale Operations

Douglas J. Muhleman†
Group Vice President—Brewing Operations & Technology

James F. Hoffmeister†
Vice President—Administration

Gary R. Welker†
Vice President—Distribution Systems and Services

Anthony T. Ponturo†
Vice President—Global Media and Sports Marketing

Joseph P. Castellano†
Vice President—Retail Marketing

Phillip J. Colombatto†
Vice President—Quality Assurance

Michael J. Brooks†
Vice President—Wholesale Operations Division

Robert C. Lachky†
Vice President—Brand Management and Director—Global Brand Creative

Marie C. Carroll†
Vice President—Finance and Planning

Michael J. Owens†
Vice President—Sales

Michael S. Harding†
Vice President—Operations

John W. Serbia†
Vice President—Brewing

Geoffrey J. Steinhart†
Vice President—Engineering

Joseph V. Corcoran
Vice President—National On-Premise Sales

Johnny Furr Jr.
Vice President—Sales Development and Community Affairs

Joseph M. Hoff
Vice President—National Off-Premise Sales

William B. Jones
Vice President—Business Development

Peter C. McLoughlin
Vice President—Corporate Media

Jesus Rangel
Vice President—Sales Development and Community Relations

Raymond F. Steitz
Vice President—Sales Operations

Joseph F. Jedlicka III
Vice President and General Counsel

Anheuser-Busch International, Inc.

Patrick T. Stokes
Chairman of the Board

Stephen J. Burrows
Chief Executive Officer and President

John S. Koykka
Executive Vice President—Strategic Planning and Business Development

John J. Hanichak III
Vice President—Sales and Marketing Operations

Mark F. Schumm
Vice President—International Business Planning and Development

Larry D. Baumann
Vice President—Finance

Philip C. Davis
Vice President and Managing Director—Asia

James E. Schobel
Senior Vice President—Legal Affairs

Alejandro Strauch
Vice President and Regional Director—Central and South America

Pedro Soares
Vice President—Mexico

Andrew Day
Vice President and Managing Director—Europe

Martin D. Cargas
Vice President—Government Affairs

Wholesaler Equity Development Corporation

Michael J. Brooks
Chairman of the Board and Chief Executive Officer

Kenneth W. Reiter
President

Busch Agricultural Resources, Inc.

Donald W. Kloth
Chairman of the Board and Chief Executive Officer

Melvern K. Anderson
President

Stephen D. Malin
Vice President—Operations

Thomas M. Wood
Vice President—Technical and International Operations

Thomas L. Tangaro
Vice President—Staff Operations

Anheuser-Busch Packaging Group, Inc.

Joseph P. Sellinger
Chairman of the Board, Chief Executive Officer and President

Gary A. Bybee
Vice President and Chief Financial Officer

Tony Bhalla
Executive Vice President and Chief Operating Officer—Metal Container Corporation

Lise A. Herren
Executive Vice President and Chief Operating Officer—Anheuser-Busch Recycling, Precision Printing and Packaging, Eagle Packaging

Busch Entertainment Corporation

Victor G. Abbey
Chairman of the Board and President

Bradley F. Andrews
Sr. Vice President—Zoological

William A. Davis
Sr. Vice President—Guest Services

Donald L. Eddings
Vice President—Merchandise

Andrew P. Fichthorn
Sr. Vice President—Planning and Development

Michael E. LaBroad
Sr. Vice President—Marketing

Joseph G. Peczi
Vice President—Executive Producer Creative Development

John J. Schaefer
Sr. Vice President—Finance and Information Technology

Kristine A. Schmidt
Sr. Vice President—Human Resources

David R. Smith
Vice President—Creative Development

David C. White
Vice President—Culinary Operations

James R. Yust
Sr. Vice President—Engineering and Creative Development

Busch Properties, Inc.

William L. Rammes
Chairman of the Board and President

Joseph Durante
Executive Vice President and Managing Director—Kingsmill Resort

William B. Voliva
Executive Vice President—Kingsmill on the James

John C. Martz Jr.
Vice President—Corporate Real Estate

William F. Brown
Vice President—Busch Corporate Centers

William J. Nason
Vice President—Finance and Administration

Busch Creative Services Corporation

Karen L. Branding
Chairman of the Board, President and Chief Executive Officer

Manufacturers Railway Company; St. Louis Refrigerator Car Company

Edward R. Goedeke
Chairman, President and Chief Executive Officer

Barbara J. Houseworth
Treasurer and Controller



August A. Busch III

Chairman of the Board and President–Anheuser-Busch Companies

Joined board 1963



Vernon R. Loucks Jr.

Chairman of the Board–The Aethena Group; a private merchant-banking boutique in the health care industry

Joined board 1988



Patrick T. Stokes

Senior Executive Vice President–Anheuser-Busch Companies

Joined board 2000



Bernard A. Edison

Former President–Edison Brothers Stores, Inc.; retail specialty stores

Joined board 1985



Vilma S. Martinez

Partner–Munger, Tolles & Olson; attorneys

Joined board 1983



Andrew C. Taylor

Chairman and Chief Executive Officer–Enterprise Rent-A-Car Company; a national car rental company

Joined board 1995



Carlos Fernandez G.

Vice Chairman of the Board and Chief Executive Officer–Grupo Modelo, S.A. de C.V.; a Mexican company engaged in brewing and related operations

Joined board 1996



James B. Orthwein

Partner–Precise Capital, L.P., a private investment partnership

Joined board 1963



Douglas A. Warner III

Former Chairman of the Board–J.P. Morgan Chase & Co., an international commercial and investment banking firm

Joined board 1992



John E. Jacob

Executive Vice President and Chief Communications Officer–Anheuser-Busch Companies

Joined board 1990



William Porter Payne

Partner–Gleacher & Co., an investment banking and asset management firm

Joined board 1997



Edward E. Whitacre Jr.

Chairman and Chief Executive Officer–SBC Communications Inc.; a diversified telecommunications company

Joined board 1988



James R. Jones

Co-Chairman and Chief Executive Officer–Manatt Jones Global Strategies, LCC, a global consulting firm; Chairman–Globe Ranger Corporation

Joined board 1998



Joyce M. Roché

President and Chief Executive Officer–Girls Incorporated, a nonprofit organization

Joined board 1998



Charles F. Knight

Chairman of the Board–Emerson Electric Co.; a manufacturer of electrical and electronic equipment

Joined board 1987



Henry Hugh Shelton

Former Chairman–Joint Chiefs of Staff; President, International Operations - M.I.C. Industries, an international manufacturing company

Joined board 2001